4/28

08002194

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aflease Gold Ltd

*CURRENT ADDRESS

PROCESSED

MAY 0 6 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 01798 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 4/28/08

BEST AVAILABLE COPY







DEVELOPMENT. GROWTH. EXPLORATION

ANNUAL REPORT 2007

afleasegold
it's a gold mine
Ltd

asset locations

SOUTHERN AFRICA



N
Modder East
& Helfantein
New Kleinfontein
& Turnbridge
East Rand goldfield
Sub Nigel
Ventersburg
Free State goldfield
Etendeka
Namibia
Gold Assets
POTCHEFSTROOM
VEREENIGING
HEIDELBERG
KLERKSDORP
VREDEFORT
BOTHAVILLE
KROONSTAD

vision

Attain a premium gold market rating by growing into a high margin, cost conscious international gold producer with annual production of 500 000 ounces.



development

Aflease Gold is developing the shallow underground Modder East gold project in South Africa with production planned to begin in 2009.



contents

corporate profile and structure

Aflease Gold Limited is a growth-oriented South African gold mining and exploration company, listed on the JSE Limited (Johannesburg Stock Exchange) and is also traded in the United States with an over-the-counter ADR (American Depositary Receipt) on the OTCQX International Prime market with the symbol AFSGY.

The Company is progressing towards its goal of becoming a significant mid-tier international gold producer. Aflease Gold has a pipeline of highly prospective gold projects, ranging from Modder East, which is currently under construction, to advanced and early stage assets located elsewhere in South Africa's historical mining districts of the East Rand and Free State, as well as the greenfields Etendeka project in Namibia. Aflease Gold is developing the shallow underground Modder East gold project in South Africa with the first gold production planned to begin in 2009.

The Corporation is majority-owned by Uranium One Inc. an international uranium mining company listed on the Toronto and Johannesburg stock exchanges. The Board of Directors of the Corporation comprises skilled and dedicated people with significant expertise in mineral exploration, development and mining operations.

A fully revised and audited feasibility study for the Modder East Project was completed in October 2007. The project is fully funded, development is underway and the Board is looking forward to the first gold pour in the second half of 2009.

Aflease Gold's strategic objectives are:

- to develop the high-margin Modder East gold mine
- to advance its other low risk and near-surface assets
- to generate cash flow to sustain further exploration and acquisitions
- to grow both organically and through value-accretive acquisitions
- to maximise shareholder returns through capital appreciation.


Aflease Gold Ltd
100%
100%
100%
100%
100%
100%
100%
100%



growth

Aflease Gold is focused on transitioning the Modder East gold mine to production and growing through advancing its other exploration and development projects, resulting in superior returns to shareholders.





Sandile Zungu
CHAIRMAN



Neal Froneman
CHIEF EXECUTIVE OFFICER

chairman & ceo: review

Overview

Aflease Gold was formed in January 2006, combining the East Rand gold assets of New Kleinfontein, a subsidiary of Uranium One Africa with the gold assets of Sub Nigel. Already Aflease Gold has emerged as a serious player in the South African gold industry, having commenced construction of the Modder East mine near Springs. Gold production from Modder East is planned for the second half of 2009 with construction work on the processing plant, development of the decline shaft and sinking of the vertical shaft all on track. In 18 months we plan to be pouring gold at Modder East, and we may be able to bring the historic Sub Nigel mine back into production before Modder East.

The Year in Review

Aflease Gold has upgraded its Level 1 American Depository Receipts (ADR) program to list on the International PrimeOX tier of the OTCQX, a new market in the United States for international listed companies, operated by Pink Sheets LLC. The OTCQX market provides a gateway to U.S. securities markets for international companies which are already listed on a qualified foreign stock exchange. The decision to pursue an International PrimeOX listing was prompted by the desire to enhance the trading liquidity of Aflease Gold's shares in the United States, to attract a larger foreign investor base and to increase the capital markets profile of the Company.

In December 2007, Aflease Gold successfully placed R600 million of convertible bonds due 2012 to international institutional investors. The proceeds will be utilised for general corporate purposes and particularly the financing of the Company's flagship Modder East project which is now fully funded. The Bonds are convertible at the option of the Bondholders into ordinary shares of Aflease Gold and were issued at 100% of their principal amount. The coupon and the yield to maturity of the Bonds have been set at 8.5% and 10.0% respectively and the coupon will be payable quarterly in arrears.

The conversion price has been set at a premium of 25% to the volume weighted average price of the ordinary shares of the Company on the JSE on Friday, 19 October 2007. The initial conversion price is set at R4.1194.

Aflease Gold continues to make good progress on the development of its Modder East project, situated approximately 30 kilometres east of Johannesburg, South Africa. The first gold pour remains on schedule for the second half of 2009, with a minimum 8 year life of mine. The trackless decline development has advanced a total of approximately 1,500 metres to date and a dedicated return airway has been established from 210 metres below collar to surface. Aflease Gold received approval for an amended environmental management programme from the Department of Minerals and Energy in October 2007. Upon receipt of this approval, the Company commenced the sinking of the vertical shaft and the construction of the processing plant. The vertical shaft, which will be 345 metres deep when complete, will connect to the decline currently under development and will provide the primary access for personnel to the underground workings and will be utilised for ventilation purposes. The vertical shaft will be completed before being connected to the decline. This will enhance flexibility for the ramp up of production by having more infrastructure development in place by the time that the main decline connects with the shaft bottom. Construction of the 100,000 tonne per month processing plant commenced in the fourth quarter of 2007 and is expected to be completed at the end of the first quarter of 2009, within the budgeted amount.

The total independently audited resource base has increased fourfold from 4.8 million ounces in 2006 to 19.99 million ounces in 2007, of which 2.94 million ounces are in the indicated category and 17.05 million ounces are in the inferred category.

While Modder East is our flagship project, it is just one mine in the exciting portfolio of assets which we hold at Aflease Gold. As soon as a mining right is granted to Aflease Gold by the Department of Minerals and Energy in respect of the historic Sub Nigel mine, a pre-feasibility study on commencing mining operations from the existing shaft infrastructure will be finalised. The existing infrastructure is in good condition and the mining areas are virtually fully accessible.

In April 2007 we commenced with a structured exploration program at Ventersburg in the Free State and will now extend same to the adjoining area and Bothaville where we have been granted additional prospecting rights. We are confident that we will be able to further extend our development exploration activities both across our assets within South Africa and at our exciting Etendeka exploration property in Namibia.

Growing our asset base

It is our intention to maximise shareholder return and to grow the Corporation into a significant player in the global gold metals industry, with annual production of 500 000 ounces. In addition to growth through the development of our existing assets, we will remain aggressively acquisitive both inside South Africa and Southern Africa, and internationally. We will seek value accretive assets which are in line with our growth strategy, continuing to concentrate on low technical risk, high margin, near surface gold deposits.

International capital markets profile

Aflease Gold has its main listing on the JSE Limited, with over the counter trade in American Depositary Receipts which are now listed on the International PrimeQX tier of the OTCQX operated by Pink Sheets LLC. We expect that an enhanced capital markets profile in North America will benefit the Company as investors become familiar with Aflease Gold's portfolio of development and exploration assets. It is anticipated that Aflease Gold will seek greater access to global capital markets, and this is expected to result in one or more offshore listings.

Conclusion

In the space of merely two years we have transformed Aflease Gold into a production-visible un-hedged gold company with an attractive and fast growing portfolio of assets. We are well positioned to take part in the further expected consolidation of the global gold mining industry, bringing benefits for our shareholders, our employees and the communities in which we operate.

Sandile Zungu
CHAIRMAN

Neal Froneman
CHIEF EXECUTIVE OFFICER



exploration

Aflease Gold holds a 100% interest in the Bothaville and Ventersburg drilling platforms in the Free State province in South Africa, as well as a 100% interest in Etendeka Prospecting and Mining Company, a Namibian based exploration company.



resources and reserves

STATEMENT

Resources and Reserves for the Modder East project were updated during July 2007. The revised resource statement shows a tonnage of 28.83Mt grading 2.84g/t for 2.63 million contained ounces of gold in the indicated category (a 10% increase from the 2.40 million ounces reported previously) and 14.98Mt grading 2.16g/t for 1.04 million contained ounces of gold in the inferred category (a 5% increase from the 0.99 million ounces reported previously) (Table 1). The revised reserve statement shows a tonnage of 7.66Mt grading 5.51g/t for 1.36 million contained ounces of gold in the probable category (Table 2). This represents a 1% decrease over the estimates reported in November 2006.

Table 1. Revised Modder East Resource Statement

	Tonnes (Mt)	Grade (g/t)	Metal Content (Moz)	% increase/ decrease in ounces Dec 2007 vs Nov 2006	Actual increase/ decrease in ounces (Moz)
Indicated					
[1] BPLZ+BF	7.38	5.82	1.38	5%	0.06
[2] Channel +BF	17.54	1.25	0.70	17%	0.10
[1] BPLZ pillars	0.27	8.33	0.07	0%	0.00
[3] UK9A	3.64	4.10	0.48	17%	0.07
[4] UK5A					
SubTotal Indicated	**28.83**	**2.84**	**2.63**	**10%**	**0.23**
Inferred					
[1] BPLZ+BF	0.65	1.95	0.04	33%	0.01
[2] Channel +BF	2.15	1.83	0.13	44%	0.04
[3] UK9A	2.77	3.58	0.32	0%	0.00
[4] UK5A	9.41	1.82	0.55	0%	0.00
SubTotal Inferred	**14.98**	**2.16**	**1.04**	**5%**	**0.05**

[1] Quoted at a cut-off of 167 cmg/t
[2] Quoted at a cut-off of 379 cmg/t
[3] Quoted at a cut-off of 199 cmg/t
[4] Quoted at a cut-off of 496 cmg/t

Table 2. Revised Modder East Reserve Statement

	Tonnes (Mt)	Grade (g/t)	Metal Content (Moz)	% increase/ decrease in ounces Dec 2007 vs Nov 2006	Actual increase/ decrease in ounces (Moz)
Probable					
BPLZ+BF	5.08	6.46	1.05	-1%	-0.02
UK9A	2.58	3.65	0.30	0%	0.00
SubTotal Indicated	**7.66**	**5.51**	**1.36**	**1%**	**-0.02**

Resources at the Nigel Reef target were also re-evaluated during Q2 2007 using updated tonnage figures. The Nigel Reef indicated resource has increased by 103 000 ounces to 308 000 ounces (50%) due to additional tonnage included in the estimation.

Table 3. Sub Nigel 1 Resource Statement

	Tonnes (Mt)	Grade (g/t)	Metal Content (Koz)	% increase/ decrease in ounces Dec 2007 vs Nov 2006	Actual increase/ decrease in ounces (Koz)
Indicated					
[1]Sub Nigel-Nigel Reef	2.96	3.21	308	50%	103
Spaarwater-Main Reef					
Erosion Channel					
SubTotal Indicated	**2.96**	**3.21**	**308**	**50%**	**103**
Inferred					
[1]Sub Nigel-Nigel Reef	0.36	2.36	27	108%	14
Spaarwater-Main Reef	1.26	4.08	165	0%	
Erosion Channel	1.30	5.71	239	0%	
SubTotal Inferred	**2.92**	**4.43**	**431**	**0%**	**14**

[1] Quoted at a cut-off of 160 cmg/t

An initial inferred mineral resource estimate at the Sub Nigel 6 Project of 83.37 million tonnes at a grade of 3.77 g/t containing 10.11 million ounces of gold was independently estimated by Minxcon during Q4 2007. The Big Pebble Marker prospect and the Area 6 Nigel Reef prospect are both located on the western extension of Vlakfontein Gold Mine in the Nigel Magisterial district. Both projects are located on the Vlakfontein No. 4 shaft (previously West Vlakfontein No. 1 shaft) property. The Big Pebble Marker (Kimberly Reef) occurs approximately 300 m above the Nigel Reef.

Table 4. Sub Nigel 6 Resource Statement

	Geological loss	Tonnes (Mt)	Grades (g/t)	Metal Content (Moz)
Inferred				
Big Pebble Marker	30%	15.10	5.89	2.77
Nigel Reef	30-46%	68.27	3.34	7.34
Total Inferred		**83.37**	**3.77**	**10.11**

Quoted at a cut-off of 300 cmg/t

An initial inferred mineral resource estimate at the Ventersburg Project of 30.5 million tonnes at a grade of 4.74 g/t containing 4.65 million ounces of gold was independently estimated by Minxcon during Q4 2007. The Ventersburg lease covers an area of approximately 9,760 hectares and is located 18 km from Harmony Gold Mine # 2 shaft and 25 km east of President Steyn Gold Mine # 2 shaft, both of which are currently mining the "A" Reef.

Table 5. Ventersburg Resource Statement

	Tonnes (Mt)	Grades (g/t)	Metal Content (Moz)
Inferred			
A Reef	30.52	4.74	4.65

Notes:

1. In all cases, mineral reserves and resources have been reported in accordance with the classification criteria of the South African Code for Reporting of Mineral Resources and Mineral Reserves (the SAMREC Code). The revised resource estimates were prepared by Charles Muller, B.Sc. (Hons), Pr.Sci.Nat., of Global Geo Services, an independent geoscience consultant to the Corporation. Charles Muller is a competent person for the purposes of SAMREC. The Modder East and Sub Nigel 1 resources were audited by Mark Wanless of SRK Consulting. The Ventersburg and Sub Nigel 6 Resources were audited by Mark Burnett of Snowden Mining Consultants. Note that mineral resources are not mineral reserves and do not have demonstrated economic viability.
2. The revised reserve statement for Modder East was prepared by Clive Brown of Turgis Consulting and audited by Herbert (Wally) Waldeck PrEng, Partner and Principal Mining Engineer BSc(Eng), MBA, SAIMM, AMAMMSA of SRK Consulting (South Africa) (Pty) Limited.
3. The mineral resource estimation process was managed by Piet van Straaten, M.Sc., Pr.Sci.Nat., Vice President, Geology and Exploration, Aflease Gold.
4. The Company has prospecting rights for the following areas: Holfontein, New Kleinfontein/Turnbridge, Ventersburg (Areas 1 and 2) Sub Nigel (Areas 4,5,6 and 8) (collectively referred to as "Sub Nigel 6") in South Africa and an exclusive prospecting license for Etendeka in Namibia.
5. The Company holds an old order mining right for the Modder East Mine and applied for a new order mining right in respect of Sub Nigel (Areas 1,2 and 3) (collectively referred to as Sub Nigel 1) in 2007.
6. Exploration data for all Aflease Gold assets are detailed in documents placed in the public domain. The documents are compiled by competent persons and audited, where applicable, by third parties, who are themselves competent persons. These documents include: An Independent Technical Report On the Eastern Mining Assets of Aflease Gold & Uranium Resources Limited; An Independent Competent Person's Report on the Proposed Share Swap between Aflease Gold & Uranium Resources Limited and Sub Nigel Gold Mining Company Limited; An Independent Competent Person's Report for the Proposed Black Economic Empowerment Deal of Aflease Gold Limited; An Independent Technical Report on the Modder East Gold Project, Located near Springs, Gauteng Province, Republic of South Africa; The Modder East Gold Project - Bankable Feasibility Study, News Release - Increase in Resources and Reserves at Aflease Gold's Modder East and Sub Nigel Gold Projects, South Africa.

Exploration Activities

Exploration activities continued at the various East Rand Projects and Etendeka (Namibia) during 2007, and drilling commenced at the Ventersburg Project in Q2 2007. Total exploration drilling metres exceeded 18 000 metres at a total cost of ZAR18,5 million (US$2.6 million).

Modder East

A sustained drilling campaign from 2001 to 2007 was undertaken in order to upgrade the targets to resources. The total metres drilled including deflections was more than 28.5 km. During 2007 a total of 4 boreholes were drilled on the Modder East Project (DD60 to DD63). DD60 was placed on the BPLZ shoreline and the average grades for the motherhole, deflection 1 and deflection 2 were in line with estimated values. The values were 1447 cmg/t over 106 cm; 1565 cmg/t over 102.5 cm and 1497 cmg/t over 90 cm respectively. DD61 was a hole targeting the UK9 and UK5. The UK9 value averaged 117 cmg/t over 66 cm for the motherhole and four deflections. The UK5 value was 722 cmg/t over 302 cm.

Sub Nigel 1

Four surface holes were drilled during Q1 & Q2, 2007 to test the up and down-dip portions of the Erosion Channel relative to the previous underground intersections. In all, three potentially economic horizons were identified from the drilling results, located approximately 40, 70 and 120 m below the Main Reef, respectively. Although there are fluctuations in grade and "channel width" between the boreholes, the mineralised horizons remain at the same relative levels below the Main Reef. Although shale and conglomerate horizons are present within the erosion channel, they are not continuous to such a degree as to be used a marker horizons.

Sub Nigel 6

A re-evaluation of development sampling results over a distance of approximately 2000 m of down dip on reef development and nearly 600 m of up dip on reef development has led to the declaration of an inferred resource of just over 10 million ounces.

Ventersburg

Historically, a total of 77 boreholes have been drilled at the Ventersburg project by previous owners including Gold Fields and Harmony Gold. Forty-nine of the 77 boreholes were drilled in the northern portion of the project area. Of these, 32 holes (65%) intersected the 'A' Reef (equivalent to the UK9A Kimberley Reef elsewhere in the Witwatersrand Basin). Drill hole spacing ranged from 500 metres to in excess of 1,000 metres. As a result, additional definitive delineation drilling targeting the 'A' Reef in the northern portion of the prospect area was considered justified. Most of the 'A' Reef intercepts within the northern area of interest occurred at depths ranging from 529 metres to 856 metres below surface. The Leader Reef is situated approximately 100 metres below the 'A' Reef and is poorly developed.

In 2004, Aflease Gold drilled a successful hole (WT1), which intersected the 'A' Reef at a depth of 970 metres below surface. The intercept graded at 4.78g/t gold over 137.2cm for a content of 656cmg/t.

A diamond drilling program commenced during May 2007 to establish continuity of the reef horizon as well as the economic feasibility of the 'A' Reef. Results of this ongoing drilling programme have not been included in the new inferred mineral resource estimate at Ventersburg and the resource potential of the A Reef will be evaluated upon completion of this drilling programme. The Company currently has 5 drilling rigs on the property working on the drilling program.

In Q4 2007, Aflease Gold was granted a new prospecting permit covering 2,800 hectares adjacent to the Company's existing Ventersburg project. The Company plans on assessing the potential of the new prospecting area, to be known as Ventersburg 2, during 2008.

Bothaville Prospecting Right

During Q4 2007, Aflease Gold was granted a new prospecting right covering 8,500 hectares in the Bothaville district of the Free State province, approximately 25 kilometres east of the town of Bothaville.

The Bothaville prospect is geologically similar to the Company's Ventersburg project. The target consists of a relatively shallow horst block which Aflease Gold believes has good potential to define economic reef horizons, namely the 'A' and Leader Reefs. The 'A' and Leader reefs are typical of highly-channelised conglomerates. Rand Mines drilled approximately 30 diamond drill holes in the area over a 50 km² extent between 1981 and 1983.

Aflease Gold believes the Bothaville prospecting area has the potential for a multi-million ounce *in situ* deposit. Should initial prospecting delineate higher grade zones within the target area, then the opportunity exists to test the down dip potential of the mineralised zone to the south.

directorate

DIRECTORS



S. Zungu (40)
(Non-Executive Chairman)

Sandile Zungu holds a B.Sc. in Mechanical Engineering and an MBA from the University of Cape Town. He is Executive Chairman of Zungu Investments Company. He was a founder of African Vanguard Resources and is a past chairman of the South African government owned arms manufacturer Denel. He sits on the Corporate Governance and Remuneration Committees.



N.J. Froneman (48)
(Chief Executive Officer)

Neal Froneman joined the Uranium One Group as CEO of Aflease in April 2003 and until recently was also CEO of Uranium One. He is a registered professional engineer with over 25 years experience in the mining industry. Prior to joining Aflease, Neal was employed by Gold Fields Limited as Vice President and Head of Operations for the Kloof Division. He has also held management and executive positions at Harmony Gold Mining Company and JCI. He holds the degrees Pr. Eng., B.Sc. Mech Eng, (Ind. Opt) B.Compt. He also holds both a Mine Manager's Certificate and a Mechanical Engineer's Certificate of Competency for metalliferous mines.



D.J. Nortier (39)
(Chief Financial Officer)

Jean Nortier CA (SA) was previously the CFO of Uranium One and prior to the formation of Uranium One was CFO of Aflease Gold and Uranium Resources Limited. He has been involved in corporate finance since 1998, initially as Group Financial Executive of the TBB Holdings Group, and then as CEO of the Sovereign Group. During the first quarter of 2000 he re-launched Reitron and started a corporate finance and equity venture. Throughout his career, he has been involved in transactions and capital raising both in South Africa and abroad. He sits on the Audit Committee by invitation.



I.J. Marais (39)
(Chief Operating Officer)

Izak Marais has had significant industry experience and was most recently Chief Executive Officer of Sallies Limited, a JSE-listed company with fluorspar operations in South Africa. He has a B.Sc. Engineering (Mining) from the University of Pretoria (1991), a Mine Managers and Mine Overseers Certificate of Competency (1994) and an MBA from the University of Cape Town (1999). He sits on the Safety, Health and Environment Committee.



K.V. Dicks (68)
(Non-Executive Director)

Ken Dicks has a mining manager's certificates in metalliferous and coal mining. He is a former non-executive director of Aflease Gold and Uranium Resources. He held several executive positions in the Anglo American group.. He chairs the Remuneration and Health, Safety and Environment Committees and sits on the Audit Committee.



Ms S. Maziya (40)
(Non-Executive Director)

Savannah Maziya holds a BA (Finance and Broadcast Science) from Bridgewater University in the USA and an MBA from De Montford University in the UK, with a focus in finance and strategic planning. She has a solid corporate finance and mining background. She is the President of Bunengi Holdings . She is a former CEO of the African Broadcast Network, and a Director of the Construction Industry Development Board of Public Works. She chairs the Corporate Governance Committee and sits on the Audit Committee.



S. Swana (39)
(Non-Executive Director)

Sandile Swana has a B.Com degree from the University of the Witwatersrand and an MBA from the University of Pretoria. He is the chairman of Kabusha Mining and Finance and a former chairman of Sub-Nigel Gold Mining Company.. He is a graduate of the Anglo American Corporation Cadet Scheme and has worked for multi-nationals Caltex Oil and the New York Times. He chairs the Audit Committee and is a member of the Safety, Health and Environment Committee.



W.A. Lupien (66)
(Non-Executive Director)

William Lupien is a private investor and financial equity market consultant. He was a specialist on the Pacific Stock Exchange in the United States from 1968 until 1983, and was President of Mitchum, Jones & Templeton, a NYSE member firm and specialist firm, from 1974 through 1980. He has served on numerous other private and public company boards including National Health Enterprises and Energy Metals Corporation. William is currently also a non-executive director of Uranium One Inc.

corporate governance

Board Charter

Allease Gold views the implementation of best corporate governance practices as fundamental to its values. The Board of Directors is committed to the consideration and implementation of initiatives to improve corporate governance for the benefit of all stakeholders. The Board remains fully committed to the principles advocated in the Code of Corporate Practice and Conduct as set out in the King Report on Corporate Governance 2002 ("King II").

Board Mandate

The Board is responsible, directly and through its Committees, for the supervision of the management of the business and affairs of the Company. The Board seeks to ensure the viability and long-term financial strength of the Company and the creation of enduring shareholder value. In pursuing these objectives, the Board has regard for the best interests of the shareholders and to the needs of its other stakeholders, including the needs of the communities in which the Company conducts its business and the needs of its employees and suppliers

In addition to its statutory responsibilities, the Board is responsible for:

- reviewing and approving the Company's strategic plans and annual budgets, including major resource allocations, expenditure and capital investments;
- monitoring the operational performance of the Company;
- overseeing the management and internal control of risks facing the Company, as well as the quality and integrity of the Company's accounting and financial reporting systems, disclosure controls and procedures;
- developing and implementing appropriate procedures for communicating with the Company's shareholders and stakeholders;
- evaluating the performance and fixing the compensation of the Chief Executive Officer
- ensuring that the Company's business is conducted in accordance with the Company's high standards of business and ethical conduct.

The day to day management of the business and affairs of the Company are the responsibility of the Chief Executive Officer and senior management of the Company.

Board Composition

The Company has a unitary board structure. Currently, the Board comprises three executive and five non-executive Directors. In accordance with the Board's Charter, a majority of its members are non-executives. As required by the Code of Corporate Practices and Conduct contained in King II, the responsibilities of Chairman and Chief Executive Officer have been separated. Under the Board's Charter, the Chair of the Board must be a non-executive director.

Whilst there is currently only one independent non-executive director on the Board, namely Mr. KV Dicks, it is intended to increase the independent non-executive component in the year ahead in compliance with the King II recommendations and the JSE Listing Requirements. Save for the mix of executive, non-executive and independent non-executive directors, the Company will endeavour to improve compliance with the King Code of Corporate Governance (King II).

The Board meets as frequently as is determined to be necessary, but not less than four times per year. The Board may form and delegate authority to Committees of the Board. The Board currently has four standing committees - the Audit Committee, the Remuneration Committee, the Corporate Governance and Nominating Committee and the Safety, Health, Environment and Sustainable Development Committee. Each standing committee has its own Charter setting out its purposes, goals and responsibilities.

Candidates for election as directors are recommended by the Corporate Governance and Nominating Committee, taking into account the principles set out in the Board's Charter, as well as factors such as independence, diversity, integrity, skills, expertise experience and knowledge about the Company's business and industry. In terms of the Company's Articles of Association, one third of the Directors are required to retire each year on a rotational basis and are eligible for re-election at the Annual General Meeting.

Directors are entitled to receive reasonable remuneration for their services as may be determined by the Board from time to time. A meaningful portion of each Director's remuneration is required to be in the form of share options or other equity-based incentives. Executive Directors do not receive compensation for their services as directors in addition to the compensation received by them in their capacities as officers of the Company.

Emoluments paid to Directors and details of Directors' interests in share capital and the share option scheme of the Company are disclosed in the Annual Financial Statements.

During the year under review:

- Mr. R van Niekerk resigned following his transfer to the holding company.
- Mr. PB Kruger resigned after joining the Company as Company Secretary.
- Mr. IJ Marais was appointed Chief Operating Officer and as an executive director.
- Mr. WA Lupien was appointed as a non-executive director.

The Board met on four occasions and attendance was as follows:

Name	13 February	14 March	4 May	19 September
S Zungu	P	A	P	P
N Froneman	A	A	P	P
J Nortier	P	P	A	P
R van Niekerk	P	A	A	P
P Kruger	P	P	P	P
I Marais	NAD	NAC	NAD	NAD
S Maziya	P	P	P	P
S Swana	P	P	P	P
K Dicks	P	P	P	A
W Lupien	NAD	NAD	NAD	NAD

A - Absent with apologies; P - Present; NAD - Not a Director at the time

Committees of the Board

The balance of certain board committees as will more fully appear hereunder is not compliant with the recommendations of King II and the Company intends addressing this aspect with the appointment of further independent non-executive directors if and when suitable candidates are nominated and approved to join the Board.

Audit Committee

The Audit Committee assists the Board in its oversight role with respect to the quality and integrity of the Company's financial statements. This includes evaluating the performance, qualifications and independence of the Company's external auditors. The Committee has the authority to appoint or replace the external auditors subject to shareholder ratification and to determine their compensation, while the external auditors have direct and unrestricted access to the Audit Committee, as well as the opportunity to meet with the entire Board.

The Audit Committee is also responsible for determining all policies and principles for the use and appointment of the Company's external auditors for the provision of non-audit services

Meetings are frequently attended by the Group's external auditors, executive management and other officers as appropriate to review the Company's financial statements and accounting policies, the effectiveness of its management information, the financial information and the external auditors' findings. All significant findings arising from the audit are brought to the attention of the Audit Committee and, if necessary, to the Board.

The Committee recognises its responsibility in terms of facilitating the effective communication between the Board of Directors, senior management and the external auditors. The Committee also facilitates the credibility, objectivity and reliability of published financial reports and ensures that the financial statements comply with applicable accounting standards and International Financial Reporting Standards (IFRS).

The Committee currently comprises two non-executive directors, namely Mr. S Swana (Chairperson) and Ms S Maziya and one independent non-executive director, Mr. K V Dicks. All the members of the Committee are financially literate, as required by the relevant Charter. The Company's Chief Financial Officer attends all meetings of the Committee by invitation.

During 2007 the Committee held two meetings as shown below:

Name	12 March	6 August
S Swana	P	P
S Maziya	P	P
K Dicks	P	P
J Nortier	P	P

P - Present

In accordance with good corporate governance, the Aflease Gold board appointed a sub committee comprising of the Audit Committee members, namely Mr. Swana and Mr. K Dicks to consider the terms of the convertible bond issue and to make a recommendation to the Board with regard thereto.

Remuneration Committee

The Remuneration Committee oversees the administration of the Company's compensation plans, including its share option and other equity-based incentive plans, and approves all executive employment agreements, consulting arrangements and retirement arrangements. In addition, the Committee reviews and approves goals and objectives for the CEO and other senior executives on an annual basis, sets their compensation, and reviews and makes recommendations to the Board with respect to the compensation payable to the Directors for their services.

In establishing and administering the Company's executive remuneration, the Committee seeks to align executive remuneration with Company performance and shareholder interests, and to set remuneration standards which attract, retain and motivate a competent executive team. Performance-related elements constitute a substantial portion of the total remuneration package of executives.

The Remuneration Committee currently comprises one independent non-executive director Mr. KV Dicks who serves as its Chairperson and one non-executive director Mr. S Zungu. The Company's Chief Executive Officer attends meetings of the Committee by invitation.

The Committee met once during 2007 and attendance was as follows:

Name	20 November
K Dicks	P
S Zungu	P
N Froneman	P

P - Present

Safety, Health, Environment and Sustainable Development Committee

The Safety, Health, Environment and Sustainable Development Committee assists the Board in the discharge of its responsibilities to oversee the management of policies, programs and practices pertaining to environmental and occupational health and safety matters.

The Company attaches great importance to the safety and health of its employees and to the environment at large.

The Committee currently comprises one independent non-executive director, Mr. KV Dicks, who serves as its Chairperson, one non-executive director Mr. S. Swana and one executive director, Mr. IJ Marais. Prior to Mr. Marais' appointment as an executive director in December 2007, Mr. Schwab in his capacity as Acting Chief Operating Officer and J Barenberg in his capacity as Vice-President: Mining attended meetings of the Committee.

The Committee met four times during the year as indicated below:

Name	24 January	23 April	30 July	26 October
K Dicks	P	P	P	P
S Swana	P	P	P	P

P - Present

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee assists the Board in the discharge of it's duties and responsibilities with respect to the selection and nomination of members of the Board and their appointment to Board Committees, the co-ordination of an annual evaluation of the Board and its Committees and the development and annual review of the Charters of the Board and each Board Committee.

The Committee currently comprises two non-executive directors, Ms S Maziya who acts as Chairperson and Mr. S Zungu.

The Committee met once during 2007 and attendance was as follows:

Name	20 November
S Maziya	P
S Zungu	P

P - Present

Company Secretary

The Company Secretary provides Directors with guidance in complying with their duties and responsibilities and in adhering to the Company's high standards of business and ethical conduct.

He ensures that the Board policies and instructions are communicated to the relevant persons in the Company and that pertinent issues from management are referred back to the Board where appropriate.

The Company Secretary plays a key role in the induction process of new Directors, encompassing both Directors' duties and responsibilities in general and specific matters pertaining to the Company itself and the industry in which it operates.

Accounting and Auditing

Annual Financial Statements

In terms of the Companies Act, the Directors have ensured that adequate accounting records are maintained and are responsible for the preparation of the annual financial statements which fairly present the state of affairs of the Company and its subsidiaries. The Company complies with International Financial Reporting Standards ("IFRS")

The Company's external auditors are responsible for reporting on whether the financial statements are fairly presented in conformity with IFRS. The external auditors offer reasonable, but not absolute assurance on the accuracy of the financial disclosures. The preparation of the financial statements is the responsibility of management.

Consultation occurs between external auditors and the Audit Committee to effect an efficient audit process. The Audit Committee sets the principles for recommending the use of external auditors for non-auditing services.

Risk Management and Internal Control Systems

The Board of Directors has overall responsibility for ensuring that the Company maintains a system of internal financial controls to provide reasonable assurance regarding the reliability of the financial information used within the business and for publication, and that assets are safeguarded.

The Company has an appropriate organizational structure for planning, executing, controlling and monitoring its business operations in order to achieve the strategic business objectives approved by the Board. The management of the Company is delegated to the executive directors in accordance with the Articles of Association.

The executive management is accountable for the control, conduct and performance of the businesses within the agreed business strategy. The Board acknowledges its overall responsibility for the Company's system of internal controls and for reviewing its effectiveness, whilst executive management is accountable to the Board for monitoring the system of internal controls and for providing assurance to the Board that it has done so.

Executive management is responsible for the identification, evaluation and management of the significant risks applicable to the Group's business. These risks are assessed on a regular basis.

The Company complies with statutory laws, regulations and the maintenance of proper accounting records.

Trading by Directors and Officers

Directors and officers of the Company are restricted from trading in the Company's ordinary shares during closed periods determined by the Board. The Company Secretary distributes written notices to advise employees and directors of restricted periods. All directors and officers of the Company are obliged in terms of regulatory and governance requirements to disclose any dealings in the Company's ordinary shares by them or their concert parties to the Company Secretary. Closed periods are operated prior to the publication of interim and year-end results. Where appropriate closed periods are also extended to include other price-sensitive periods.

Communication

The Company regards communication as one of the most influential factors in building and establishing corporate reputation and subscribes to a policy of transparent, accurate and consistent communication in respect of both its financial and operating affairs (both external and internal). The Company maintains an active shareholder and investor relations programme having due regard to statutory and other restrictions on the dissemination of undisclosed price-sensitive information by the Company and its directors and officers.

The Company encourages its shareholders to attend its general meetings, as these provide opportunities for shareholders to address matters directly with the Board, including the Chairs of the Board and its Committees.

The Company maintains a website (www.afleasegold.com) containing up to date information pertaining to the Company's business and affairs, including media releases, the shareholder diary, announcements, circulars and other articles of interest. Investors and members of the public are invited to subscribe for regular updates from the Company's website. Media and investor briefings, including telephonic and conference calls, are held in conjunction with periodic results releases.

Employee Ownership

The Company has a Share Incentive Scheme, which is designed to align the interests of the Company with those of its senior management, directors and employees. The Scheme is intended as an incentive to employees to remain in the service of the Company and to give them, through equity ownership, a direct stake in the Company's success.

Code of Ethics

The Company consistently strives to improve the performance of its key resources – its people and assets. Employees are required to conduct themselves with honesty, integrity, ethical behavior and comply with all laws and regulations affecting the Company's operations. The Company provides its employees with opportunities to develop their skills while sharing risks and rewards in work-places that promote innovation, team-work and freedom with accountability. The Company also embraces cultural diversity.

All managers and employees take responsibility for health and safety and together they strive to create work-places that are free from occupational injury and illness. In addition, they monitor and control the environmental aspects of the Company's activities.

Employment Equity

The Company is committed to complying with the Employment Equity Act and is currently preparing its Equity Plan and Social and Labour Plan for its Modder East Project. It is also committed to creating a work place in which individuals of ability and application can develop rewarding careers at all levels, regardless of their background, race or gender. The Company is committed to developing its employees to their greatest potential and recognises the need for continued investment in its people through organizational learning and development.

Sponsor

Nedbank Corporate acts as sponsor to the Company in compliance with the JSE listing requirements.



Sandile Zungu
CHAIRMAN



Neal Froneman
CHIEF EXECUTIVE OFFICER

statement of responsibility

The Directors are responsible for the preparation, integrity and fair presentation of the financial statements of Afcease Gold and its subsidiaries. The financial statements presented on pages 30–69 have been prepared in accordance with International Financial Reporting Standards ("IFRS"), and in the manner required by the South African Companies Act of 1973 and include amounts based on judgements and estimates made by management.

The Directors consider that in preparing the financial statements, they have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all statements of IFRS that they consider to be applicable have been followed.

The Directors are satisfied that the information contained in the financial statements fairly presents the results of operations for the 12 month period and the financial position of the Group at year end. The Directors also prepared the additional information included in the annual report and are responsible for both its accuracy and its consistency with the financial statements.

The Directors have responsibility for ensuring that accounting records are kept. The accounting records should disclose with reasonable accuracy the financial position of the companies to enable the Directors to ensure that the financial statements comply with the relevant legislation.

Afcease Gold Limited and its subsidiaries operated in a well-established control environment, which is well-documented and regularly reviewed. This incorporates risk management and internal control procedures which are designed to provide reasonable, but not absolute assurance that assets are safeguarded and risks are being controlled.

The going-concern basis has been adopted in preparing the financial statements. The Directors have no reason to believe that the Company or any of its subsidiaries will not be going concerns in the foreseeable future, based on forecasts and available cash resources. These financial statements support the viability of the Company and its subsidiaries.

The financial statements have been audited by the independent accounting firm, PricewaterhouseCoopers Inc. South Africa, which was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and Committees of the Board. The Directors believe that all representations made to the independent auditors during their audit were valid and appropriate. PricewaterhouseCoopers Inc.'s audit report is presented on page 24 to 25.

The financial statements were approved by the Board of Directors on 31 March 2008 and signed on its behalf by:

Sandile Zungu
CHAIRMAN

Neal Froneman
CHIEF EXECUTIVE OFFICER

statement of compliance

BY COMPANY SECRETARY

In my opinion as Company Secretary, I hereby confirm, in terms of the Companies Act, 1973, that for the year ended 31 December 2007, the Company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of this Act and that all such returns are true, correct and up to date.

Company Secretary
31 March 2008

report

OF INDEPENDENT AUDITORS

We have audited the annual financial statements and Group annual financial statements of Afrilease Gold Limited, which comprise the Directors' report, the balance sheet and the consolidated balance sheet as at 31 December 2007, the income statement and the consolidated income statement, the statement of changes in equity and the consolidated statement of changes in equity, the cash flow statement and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes, as set out on pages 26 to 70.

Directors' Responsibility for the Financial Statements

The Company's Directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company and of the Group as of 31 December 2007, and their financial performance and their cash flows for the respective periods then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc
Director: HP Odendaal
Registered Auditor
Johannesburg
31 March 2008

AFLEASE GOLD LIMITED
DIRECTORS' REPORT
FOR THE 12 MONTHS ENDED 31 DECEMBER 2007

The Directors present their Annual Report which forms part of the audited financial statements of the Company and of the Group for the 12 month period ended 31 December 2007

1. Nature of Business

Aflease Gold Limited ("the Company") is a junior mining company currently involved in exploration in both South Africa and Namibia focusing on the development of high margin low technical risk shallow underground gold mines.

2. Holding Company

The Company is a subsidiary of Uranium One Africa Limited which held 64.7% of the issued share capital in the Company as at 31 December 2007. In addition, Uranium One Inc. holds 1,250,000 ADR's, the equivalent of 12,500,000 shares.

3. Major Shareholders

As at 31 December 2007 only Uranium One Africa Limited and Investec held more than 5% of the issued share capital of the Company.

4. Financial Results

The Financial Statements for the period ended 31 December 2007, disclosing the financial position, results from operations and cash flows for the Group, are fully set out in this report. The Financial Statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), supported by reasonable and prudent judgments and estimates where required. A Financial Review is comprehensively disclosed in this Annual Report.

5. Going Concern

The financial results for the period ended 31 December 2007 have been prepared on a going concern basis.

The Company has sufficient funding to continue with its current capital programs which will bring its future cash generating projects into production as a result of the following:

- In accordance with ordinary resolution 2 passed at the Annual General Meeting held on 27 June 2007, Aflease Gold has the option to sell shares of the Company for cash, to a maximum of 15% of the number of ordinary shares issued and outstanding at the beginning of the financial year;

  and

- the Company raised R600 million by way of a convertible bond issue in December 2007 to finance the completion of the Modder East Project.

6. Subsequent Events

- On 27 February 2007, the Minister of Minerals and Energy granted Aflease Gold a mining right for Sub Nigel 1 for gold ore and associated minerals.
- Mali Holdings (Pty) Ltd and Morris Mining (Pty) Ltd were finally deregistered on 4 January 2008.

7. Share Capital

As at 31 December 2007, the authorised share capital of the Company was 1 775 000 000 shares, of which 524 132 006 were in issue.

During the period an aggregate of 50 242 406 shares were issued. This included the issuance of 49 174 406 shares for cash at a weighted average price of R2.84 per share, as well as 1 125 000 shares in terms of the share incentive scheme at an issue price of 65 cents.

The control of the current unissued share capital vests with the Board of Directors, under the general authority provided by shareholders at the last Annual General Meeting. The issuance of share capital under the general authority is further subject to the regulations of the JSE and the provisions of the Aflease Gold Share Incentive Trust.

8. American Depositary Receipts

The Company has in issue American Depositary Receipts ("ADRs") through the Bank of New York as Depositary. Each ADR represents 10 ordinary shares of the Company. These securities are listed on the American Depositary Register, Level 1, and are traded on the International PrimeQX over-the-counter market operated by Pink Sheets LLC. As at 31 December 2007, an aggregate of 2 246 200 ADR's were issued and outstanding.

9. Share Incentive Scheme

The Share Incentive Scheme of the Company was amended on the 11th of October 2006 at the General Meeting and is designed to align the interests of the Company with those of its Senior Management and Directors. The maximum number of shares which can be awarded under the Scheme is limited to 20% of the total issued share capital of the Company and the maximum shares which can be allotted to any one individual is limited to 7% of the issued share capital. Each allotment under the Scheme vests in three equal tranches over a period of two years. Options are granted in accordance with performance-based criteria and are authorised by the Remuneration Committee of the Board.

10. Dividends

No dividends were declared for the period under review.

11. Directorate

The following comprised the Board of Directors as at 31 December 2007:

Name	Designation	Date appointed
S Zungu	Chairman	10 Jan 2006
NJ Froneman	Chief Executive Officer	10 Jan 2006
DJ Nortier	Chief Financial Officer	10 Jan 2006
I J Marais	Chief Operating Officer	3 Dec 2007
S Swana	Director	8 July 2005
KV Dicks	Director	10 Jan 2006
S Maziya	Director	10 Jan 2006
WA Lupien*^	Director	19 Sep 2007

* Non-Executive

^ American

The Company announced the resignation of R van Niekerk and PB Kruger as Directors on 30 November 2007. As at 31 December 2007, the interests of the Directors in the Company were as follows:

	Direct		Indirect	
	Number	%	Number	%
Executive				
N Froneman	170 000	0.3%	-	-
Non-executive				
S Swana	50 000	0.01%	-	-
W Lupien*	100 000	0.02%	275 000	.05%

* Note: W. Lupien holds American Depositary Receipts

Details of the Director's emoluments and interest in the Group share option scheme are disclosed in Note 34 to the Financial Statements.

Save for the empowerment agreements concluded with Micawber 400 (Pty) Ltd and Micawber 472 (Pty) Ltd, in which S. Zungu, S. Maziya and S. Swana have an interest, the Directors have no interests in any contracts nor were there any loans to or from Directors. The empowerment agreements are still conditional upon the Minister of Minerals and Energy granting Aflease Gold and its subsidiaries New Order Rights.

12. Company Secretary

- The Company Secretary is Pierre Kruger.

13. Borrowing Powers

The Company's Articles of Association have placed no restriction on its borrowing powers.

- So long as the convertible bonds remain outstanding, the Group may not create or permit to subsist any additional indebtedness in relation to the Modder East Project.
- In respect of any other project, the Group is only permitted to create any additional indebtedness, subject to the earnings restriction, to the extent that the ratio calculated by dividing the aggregate outstanding amount of any debt raised on any other project by the aggregate equity financing amount raised for such project/s shall not exceed 1.5.

14. Auditors

PricewaterhouseCoopers Inc. were appointed on 23 January 2006 and the appointment was renewed at the Annual General Meeting in June 2007. They will continue in office as auditors of the Company in accordance with Section 270(2) of the Companies Act.

15. Annual General Meeting - Resolutions

The following important resolutions were passed at the Annual General Meeting held on 27 June 2007:

Resolved as ordinary resolutions:

- Until the next Annual General Meeting, the Directors are authorised to allot and issue, at their discretion and in terms of the regulations of the JSE, the unissued shares of the Company.

- The Directors are authorised to allot and issue shares in the capital of the Company for cash to public shareholders when they consider it appropriate.

Resolved as a special resolution that the Company is authorised by way a general authority valid up to the date of the following Annual General Meeting of the Company, to acquire the issued ordinary shares of the Company upon such terms and conditions and in such amounts as the Directors of the Company may determine, but subject to the Articles of Association, the provisions of the Companies Act and the JSE Listings Requirements.

16. General Meetings - Resolutions

The following important ordinary resolution was passed at the General Meeting held on 12 December 2007.

Specific authority to issue shares for cash

Resolved as an ordinary resolution and as a specific authority to issue securities for cash in terms of the Listings Requirements of the JSE Limited ("JSE"), that the Company is authorised to allot and issue for cash, that number of convertible bonds in the capital of the Company which, at the offer subscription price will equate to a raising of a maximum of ZAR600 million in the aggregate after deducting all commissions and fees but not all other issue costs.

17. Interest in Subsidiaries

	Shares	% of issued share capital	Investment R'000	Aftertax profit/(loss) R'000
Etendeka Prospecting and Mining Company (Pty) Ltd (Incorporated in Namibia)	100	100	-	(2 275)
New Kleinfontein Mining Company Ltd ("NKMC")	188 028 100	100	318 683	(316)
Subsidiaries of NKMC				
New Kleinfontein Goldmine (Pty) Ltd	120	100	-	(9 979)
Mali Holdings (Pty) Ltd*	1000	100	-	-
New Kleinfontein Gold Claims (Pty) Ltd	1	100	-	2 090
Morris Mining (Pty) Ltd*	100	100	-	-
New Kleinfontein Rehabilitation Trust	-	-	-	61

* Note: During January 2008, both Mali Holdings (Pty) Ltd and Morris Mining (Pty) Ltd were finally deregistered.

consolidated

FINANCIAL STATEMENTS

AFLEASE GOLD LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
as at 31 December 2007

	NOTES	Group 31 Dec 2007 R'000	Company 31 Dec 2007 R'000	Group 31 Dec 2006 R'000	Company 31 Dec 2006 R'000
ASSETS					
Non-current assets					
Property, plant and equipment	3	279,058	9,674	166,971	5,114
Asset retirement fund	4	6,682	-	705	-
Restricted cash	5	1,596	1,004	-	-
Investment in subsidiary	6	-	318,683	-	318,683
Amounts due from related parties	7	268	171,559	72	52,086
		287,604	**500,919**	**167,748**	**375,883**
Current assets					
Inventories	8	289	-	289	-
Accounts receivables and prepayments	9	15,948	2,316	5,973	1,231
Cash and cash equivalents	10	634,315	633,807	65,479	62,012
		650,552	636,123	71,741	63,243
Total assets		**938,156**	**1,137,042**	**239,489**	**439,126**
SHAREHOLDERS' EQUITY					
Share capital and share premium	11	360,323	622,473	220,046	482,195
Contributed surplus	12	6,574	20,897	1,762	16,086
Accumulated deficit		(126,676)	(138,360)	(44,687)	(66,731)
		240,221	**505,010**	**177,121**	**431,550**
LIABILITIES					
Non-current liabilities					
Financial liabilities designated at fair value	13	622,040	622,040	-	-
Asset retirement obligation	15	7,445	947	2,572	223
Deferred taxation	25	31,411	-	31,411	-
		660,896	**622,987**	**33,983**	**223**
Current liabilities					
Trade and other payables	16	30,358	2,384	25,235	4,193
Taxation payable		2,005	2,005	-	-
Amounts owing to related parties	7	249	229	1,265	1,275
Provisions	17	4,426	4,426	1,885	1,885
		37,038	**9,044**	**28,385**	**7,353**
Total equity and liabilities		**938,156**	**1,137,042**	**239,489**	**439,126**

AFLEASE GOLD LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2007

	NOTES	Group 31 Dec 2007 12 months R'000	Company 31 Dec 2007 12 months R'000	Group 31 Dec 2006 12 months R'000	Company 31 Dec 2006 18 months R'000
Revenue	18	-	-	-	701
Cost of Sales		-	-	-	-
Gross profit		-	-	-	701
Sundry income	18	3	-	301	16
General and administrative expenditure	19	(35,390)	(34,872)	(13,165)	(14,722)
Share options expensed	12	(4,812)	(4,812)	(1,762)	(15,899)
Exploration and pre-feasibility expenditure	20	(22,391)	(15,505)	(9,979)	(8,105)
Impairment of assets	21	(3,055)	(283)	-	(2,506)
Fair value adjustment on Financial liability	13	(22,040)	(22,040)	-	-
Operating loss		(87,686)	(77,512)	(24,605)	(40,515)
Finance income	22	8,470	8,285	1,804	1,858
Finance costs	23	(226)	-	(88)	(137)
Finance income - net		8,244	8,285	1,716	1,721
Loss before income taxes	24	(79,442)	(69,226)	(22,889)	(38,794)
Income tax expense	25	(2,547)	(2,403)	(333)	(220)
Net loss		(81,989)	(71,629)	(23,222)	(39,014)

Loss per share (cents)					
- Basic	26	(16.31)	(14.25)	(5.16)	(8.75)
- Diluted	26	(11.68)	(9.66)	(5.14)	(8.72)
- Headline	26	(15.70)	(14.19)	(5.16)	(8.19)

AFLEASE GOLD LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the year ended 31 December 2007

Group

	Share Capital R'000	Share Premium R'000	Contributed Surplus R'000	Accumulated Deficit R'000	Total R'000
Balance at 31 December 2005	1,881	14,389	-	(21,465)	(5,195)
Share issues	34,157	173,533	-	-	207,690
Share option scheme	-	-	1,762	-	1,762
Transaction cost	-	(3,914)	-	-	(3,914)
Net loss for the period	-	-	-	(23,222)	(23,222)
Balance at 31 December 2006	36,038	184,008	1,762	(44,687)	177,121
Share issues	28,638	111,804	-	-	140,442
Share option scheme	-	-	4,812	-	4,812
Transaction cost	-	(165)	-	-	(165)
Net loss for the period	-	-	-	(81,989)	(81,989)
Balance at 31 December 2007	**64,676**	**295,647**	**6,574**	**(126,676)**	**240,220**

Company

	Share Capital R'000	Share Premium R'000	Contributed Surplus R'000	Accumulated Deficit R'000	Total R'000
Balance at 30 June 2005	35,977	-	187	(27,717)	8,447
Share issues	233,456	216,677	-	-	450,133
Share option scheme	-	-	15,899	-	15,899
Transaction cost	-	(3,914)	-	-	(3,914)
Net loss for the period	-	-	-	(39,014)	(39,014)
Balance at 31 December 2006	269,433	212,763	16,086	(66,731)	431,551
Share issues	28,638	111,804	-	-	140,442
Share option scheme	-	-	4,812	-	4,812
Transaction cost	-	(165)	-	-	(165)
Net loss for the period	-	-	-	(71,629)	(71,629)
Balance at 31 December 2007	**298,071**	**324,402**	**20,898**	**(138,360)**	**505,010**

AFLEASE GOLD LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2007

	NOTES	Group 31 Dec 2007 R'000	Company 31 Dec 2007 R'000	Group 31 Dec 2006 R'000	Company 31 Dec 2006 R'000
Cash utilised by operating activities		**(37,623)**	**(21,336)**	**2,190**	**(33,056)**
Cash utilised by operations		(36,097)	(28,873)	(18,660)	(37,866)
Utilised to increase / (decrease) working capital		(9,228)	(351)	19,467	3,309
Cash utilised by operating activities	30	(45,325)	(29,224)	807	(34,557)
Finance income	21	8,470	8,285	1,804	1,858
Finance costs	22	(226)	-	(88)	(137)
Taxation paid	31	(542)	(398)	(333)	(220)
Cash expended on investment activities		**(111,972)**	**(5,711)**	**(51,136)**	**(374)**
Additions to property, plant and equipment	32	(104,399)	(4,708)	(51,087)	(374)
Increase in investments		(7,574)	(1,004)	(49)	-
Cash flow from financing activities		**718,432**	**598,843**	**114,206**	**(94,267)**
Proceeds from issue of shares		140,277	140,277	110,473	145,078
Business combination		-	-	11,820	187
Increase in financial liabilities		579,367	579,367	-	-
(Decrease) / increase in amounts (due to) / due from related parties		(1,212)	(120,801)	(8,087)	(50,811)
Movement in cash and cash equivalents		568,837	571,795	65,260	60,837
Cash and cash equivalents at beginning of period		65,478	62,012	218	1,175
Cash and cash equivalents at end of period	10	**634,315**	**633,807**	**65,479**	**62,012**

AFLEASE GOLD LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
as at 31 December 2007

1. Basis of Preparation

The consolidated financial statements of Aflease Gold Limited and its subsidiaries have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The annual financial statements are prepared on the historical cost convention, as modified by the revaluation of financial liabilities (including derivative instruments) at fair value through profit or loss. Preparation of the annual financial statements is consistent with the previous year. The annual financial statements incorporate the accounting policies set out below, which conform to International Financial Reporting Standards (IFRS).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in the relevant notes to the financial statements.

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

(i) IFRS 2 (Amendment). Share-based payments - Vesting conditions and cancellations (effective from 1 January 2009) Earlier application is permitted. On 17 January 2008, the IASB published final amendments to IFRS 2 Share-based Payment to clarify the terms 'vesting conditions' and 'cancellations' as follows:

- Vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. Under IFRS 2, features of a share-based payment that are not vesting conditions should be included in the grant date fair value of the share-based payment. The fair value also includes market-related vesting conditions.

- All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. Under IFRS 2, a cancellation of equity instruments is accounted for as an acceleration of the vesting period. Therefore any amount unrecognised that would otherwise have been charged is recognised immediately. Any payments made with the cancellation (up to the fair value of the equity instruments) is accounted for as the repurchase of an equity interest. Any payment in excess of the fair value of the equity instruments granted is recognised as an expense.

(ii) IFRS 3 (Revised). Business combinations & IAS 27 (Revised). Consolidated and separate financial statements (effective from 1 July 2009) The revised IFRS 3 was a joint project of the IASB and the US FASB. The objective was to achieve convergence in accounting for business combinations.

1. Basis of Preparation (continued)

There are still a few differences between IFRS and US GAAP but they have been substantially aligned. The revisions made to IFRS 3: Business Combinations and IAS 27: Consolidated and Separate Financial Statements have brought the accounting in line with the economic entity model. The Group will evaluate the impact on future business combinations as they occur.

(iii) IFRS 8 . Operating Segments (effective from 1 January 2009) The standard requires an entity to adopt the 'management approach' to reporting on the financial performance of its operating segments. The Standard sets out requirements for disclosure of information about an entity's operating segments and also about the entity's products and services, the geographical areas in which it operates, and its major customers. The disclosure should enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates.

(iv) IAS 1. Presentation of financial statements (effective from 1 January 2009) The objective of this Standard is to prescribe the basis for presentation of general purpose financial statements, to ensure comparability both with the entity's financial statements of previous periods and with the financial statements of other entities. To achieve this objective, this Standard sets out overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content.

(v) IAS 23. Borrowing cost - Revised (effective from 1 January 2009) The main change from the previous version of IAS 23 is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

(vi) IFRIC 11, Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).This interpretation addresses the classification of a share-based payment transaction, in which equity instruments of the parent or another group entity are transferred, in the financial statements of the entity receiving the services.

Interpretations to existing standards that are not yet effective and not relevant for the Group's operations

(i) IAS 1 & IAS 32. 'Puttables' amendment to IAS 32, Financial instruments: Presentation and IAS 1, Presentation of financial statements (effective from 1 January 2009). The IASB published an amendment on puttable instruments and limited life entities to IAS 32, Financial instruments: Presentation, on 14 February 2008. Earlier adoption is allowed. The impact would be most significant where issuers can be required to redeem instruments such as in the case of partnerships, finite life entities, co-operatives and entities in the investment management sector.

ii) IFRIC 12. Service concession arrangements (effective for annual periods beginning on or after 1 January 2008). This interpretation provides guidance to private sector entities on certain recognition and measurement issues that arise in accounting for public-to-private service concession arrangements.

(iii) IFRIC 13. Customer Loyalty programmes (effective from 1 July 2008) It addresses accounting by entities that grant loyalty award credits to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits.

1. Basis of Preparation (continued)

(iv) IFRIC 14. IAS19 - The limit on a Defined Benefit Asset, Minimum Funding Requirements and their interaction (effective from 1 January 2008) It provides general guidance on how to assess the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement.

2. Significant Accounting Policies

2.1 Consolidation

The consolidated financial statements include the amounts of the Group and all of its subsidiaries. All significant inter company balances and transactions are eliminated on consolidation.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.2 Foreign currency translation

Items included in the financial statements of each entity in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the functional currency").

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the statements of operations and deficit, except when deferred in equity as qualifying cash flow hedges.

2. Significant Accounting Policies (continued)

2.3 Financial Instruments

The Group's financial instruments consist of cash on hand, balances with banks, deposits on call, accounts receivable and prepayments, accounts payable and accruals, borrowings, financial liabilities designated at fair value through profit and loss and investments other than those in subsidiaries or associates. The particular recognition methods adopted are discussed in the particular policy statements associated with each item.

Measurement

Regular purchases and sales of financial assets are recognised on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statement. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortised cost using the effective interest method.

Specific policies are discussed under the relevant headings below:

Investments

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank balances, deposits held at call and certificate of deposits with a remaining maturity of three months or less. Bank and cash balances are reported separately from bank overdraft balances.

Financial assets

The Group classifies its financial assets in the following categories: at fair value for profit or loss, loans and receivables and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. Financial instruments carried on the balance sheet include cash and cash equivalents, available-for-sale investments, loan and trade receivables, accounts payable and borrowings. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

2. Significant Accounting Policies (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Borrowing Costs

Borrowings are recognised initially at the fair value of proceeds received, net of transaction costs incurred, when the Group becomes party to the contractual provisions. Borrowings are subsequently stated at amortised cost. Any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings as interest, using the effective interest rate method.

Borrowing costs that are directly attributable to the acquisition, construction or development of qualifying assets that require a substantial period of time to prepare for their intended use are capitalised. All other borrowing costs are recognised as an expense when incurred.

Financial liabilities

After initial recognition, financial liabilities other than trading liabilities are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any transaction costs, and any discount or premium on settlement.

Derivative financial instruments

Derivatives are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Fair values are obtained from quoted market prices in active markets, including recent market transactions, and valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives embedded in other financial instruments, such as the conversion option in a convertible bond, are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not carried at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognised in the income statement unless the Group chooses to designate the hybrid contracts at fair value through profit and loss.

The method of recognising the resulting fair value gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of any derivative instrument are recognised immediately in the income statement under net trading income. However, the gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with designated financial assets or financial liabilities are included in 'net income from financial instruments designated at fair value'.

2. Significant Accounting Policies (continued)

Financial liabilities designated at fair value through profit or loss

Financial liabilities are designated at fair value through profit or loss when:

- Doing so significantly reduces measurement inconsistencies that would arise if the related derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost for such as loans and advances tc customers or banks and debt securities in issue;

- Certain investments, such as equity investments, that are managed and evaluated on a fair value basis in accordance with a documented risk management or investment strategy and reported to key management personnel on that basis are designated at fair value through profit and loss; and

- Financial instruments, such as debt securities held, containing one or more embedded derivatives significantly modify the cash flows, are designated at fair value through profit and loss.

Gains and losses arising from changes in the fair value of derivatives that are managed in conjunction with designated financial assets or financial liabilities are included in 'net income from financial instruments designated at fair value'.

Recognition of deferred day one profit and loss

The best evidence of fair value at initial recognition is the transaction price (ie, the fair value of the consideration given or received), unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument (ie, without modification or repackaging) or based on a valuation technique whose variables include only data from observable markets.

The Group has entered into transactions, some of which will mature after 5 years, where fair value is determined using valuation models for which not all inputs are market observable prices or rates. Such a financial instrument is initially recognised at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as 'day one profit and loss', is not recognised immediately in profit and loss.

The timing of recognition of deferred day one profit and loss is determined individually. It is either amortised over the life of the transaction, deferred until the instrument's fair value can be determined using market observable inputs, or realised through settlement. The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit and loss. Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred day one profits and losses.

Accounts payable

Liabilities for trade and other payables which are normally settled on 30 to 90 day terms are carried at cost.

2. Significant Accounting Policies (continued)

Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation of which a reliable estimate can be made. Provisions are not recognised for future operating losses. Provisions are measured at the present value of the expenditure expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as financial expense. Employee entitlements to annual leave are recognised on an ongoing basis. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Impairment and uncollectability of financial assets

An assessment is made at each balance sheet date to determine whether there is objective evidence that a financial asset or group of financial assets may be impaired. If such evidence exists, the estimated recoverable amount of the asset is determined and an impairment loss is recognised for the difference between the recoverable amount and the carrying amount as follows: The carrying amount of the asset is reduced to its discounted estimated recoverable amount, either directly or through the use of an allowance account, and the resulting loss is recognised in the income statement for the period.

Loans Payable

Loans payable are recognised initially at the proceeds received, net of transaction costs incurred. Loans payable are subsequently stated at amortised cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the loan.

Offset

Where a legally enforceable right of offset exists for recognised financial assets and financial liabilities, and there is an intention to settle the liability and realise the asset simultaneously, or settle on a net basis, all related financial effects are offset.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Equity instruments

Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

2.4 Property, plant and equipment

Mine development and infrastructure

Mining assets are initially recorded at cost and will include mine development and mine plant facilities, whereafter it is measured at cost less accumulated amortisation and impairment. Costs include pre-production expenditure incurred in the development of the mine and the present value of future decommissioning costs.

2. Significant Accounting Policies (continued)

Interest on borrowings to specifically finance the establishment of mining assets is capitalised until it is substantially completed. Initial development and pre-production costs relating to a new ore body are capitalised until the reef horizon is intersected and commercial levels of production are achieved, at which time the costs are amortised. Mine development costs in the ordinary course to maintain production are expensed as incurred. Mine development costs are capitalised to the extent that it provides access to gold bearing reef and has future economic benefit.

Mineral and surface rights

Mineral and surface rights are recorded at cost of accuisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

Mining exploration

Exploration costs are expensed as incurred. When a dec sion is made that commercial production on a mining property should commence, all further pre-production expenditures are capitalised. These costs include evaluation costs.

Non-mining fixed assets

Land is shown at cost and not depreciated. Other non-mining fixed assets are shown at cost less accumulated depreciation and accumulated impairment losses.

Undeveloped properties

Undeveloped properties are initially valued at the fair value of resources obtained through acquisitions. The fair value of these properties are annually tested for impairment. The excess purchase price is allocated to undeveloped properties up to a maximum of their fair value.

Depreciation and amortisation of mining assets

Depreciation and amortisation of mineral property interests, mineral and surface rights, mine development costs and mine plant facilities are computed principally by the units of production method based on estimated proved and probable reserves. To the extend that these costs benefit the entire ore body, they are amortised over the estimated life of the ore body. Amortisation is first charged on mining ventures from the date on which the mining ventures reach commercial production quantities.

Depreciation and amortisation of non-mining assets

Included in non-mining assets are motor vehicles, computer equipment and office equipment. These assets are depreciated on a straight-line basis over their estimated useful lives as follows:

- Motor vehicles 4 - 10 years
- Computer equipment 3 years
- Office equipment 3 - 5 years

The assets' residual values and useful lives are reviewed and adjusted if appropriate, at each balance sheet date.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

2. Significant Accounting Policies (continued)

2.5 Asset retirement obligations

The Goup recognises the fair value of a future asset retirement obligation as a liability in the year in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the assets. The Group concurrently recognises a corresponding increase in the carrying amount of the related long-lived asset that is depreciated over the life of the asset. The fair value of the asset retirement obligation is estimated using the expected cash flow approach that reflects a range of possible outcomes discounted at credit adjusted risk-free interest rate. Provision is made in full for the estimated future costs of pollution control and rehabilitation, in accordance with statutory requirements. The fair value of asset retirement obligations is recognised and provided for in the financial statements and capitalised to mining assets when incurred.

Subsequent to the initial measurement, the asset retirement obligation is adjusted at the end of each year to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

Changes in the obligation due to the passage of time are recognised in income as an operating expense using the interest method. Changes in the obligation due to changes in estimated cash flows are recognised as an adjustment of the carrying amount of the long-lived asset that is depreciated over the remaining life of the asset.

Annual increases in the provision are accreted into income and consist of financing costs relating to the change in present value of the provision and inflationary increases in the provision estimate. The present value of additional environmental disturbances created are capitalised to mining assets against an increase in rehabilitation provision.

2.6 Impairment of non-financial assets

Assets that have an indefinite useful life, for example land, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Management's best estimate includes only those projections which it believes are reliable. These estimates are subject to risks and uncertainties including future metal prices. It is therefore reasonably possible that changes could occur which may affect the recoverability of the assets.

2.7 Future income and mining taxes

The Group utilises the asset and liability method of accounting for income and mining taxes. Under the asset and liability method, future income and mining tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts

2. Significant Accounting Policies (continued)

of existing assets and liabilities and their respective tax bases reduced by a valuation allowance to reflect the recoverability of any future income tax asset. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realised or the liability settled. The effect on future income and mining tax assets and liabilities of a change in tax rates is recognised in income in the year that enactment or substantive enactment occurs.

2.8 Share-based compensation

The Group's share-based compensation plan is described in note 12.

The Group operates an equity-settled, share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value attributable to share options that expire unexercised is credited to contributed surplus.

2.9 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Interest income is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

2.10 Leased Assets

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the instalment is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

2. Significant Accounting Policies (continued)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lesser are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.11 Inventories

Inventories, which include gold in process and consumable stores are stated at the lower of cost or net realizable value. The related direct production costs associated with gold in process are deferred and charged to costs as the contained gold is recovered. Consumable stores are valued on the weighted average basis.

2.12 Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

2.13 Segmental reporting

Business segments are subject to risks and returns that are different from those of other business segments. Geographical segments are engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments. Future segments identified are East Rand, Free State and Namibia. Activities during the year under review was mainly East Rand activities. The activities in the other regions were immaterial and did not justify additional disclosure.

2.14 Earnings or loss per share

Basic earnings or loss per share is computed by dividing earnings or loss available to common shareholders by the weighted average number of common shares outstanding during the year. The treasury stock method is used to calculate diluted earnings or loss per share. Diluted earnings or loss per share is similar to basic earnings or loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the year greater than their exercise price are exercised and the proceeds used to repurchase common shares. Headline earnings or loss per share is calculated by adjusting the basic earnings or loss per share in accordance with the guidance provided in SAICA circular 8/2007 and dividing it by the weighted average number of shares outstanding during the year.

3. Property, plant and equipment

Group	2007 Cost R'000	2007 Accumulated amortization R'000	2007 Net R'000	2006 Cost R'000	2006 Accumulated amortization R'000	2006 Net R'000
Mine development costs and mine plant facilities	131,492	-	131,492	30,919	-	30,919
Undeveloped properties	110,645	-	110,645	114,267	(1,266)	113,001
Motor vehicles and equipment	43,474	(7,008)	36,466	22,625	-	22,625
Computer and office equipment	715	(260)	455	518	(91)	427
	286,326	(7,268)	279,058	168,329	(1,357)	166,971

Undeveloped properties comprise:	Undeveloped Properties 2007 R'000	Undeveloped Properties 2006 R'000
Sub Nigel 1, 2 and 3	108 536	110 891
Spaarwater	2 110	2 110
	110 645	**113 001**

Reconciliation of net asset value at the beginning and end of the year

	Mine development costs and mine plant facilities R'000	Undeveloped properties R'000	Motor vehicles and equipment R'000	Office Equipment R'000	2007 R'000	2006 R'000
Opening balance	30, 919	113,001	22,625	427	166,971	3,844
Acquisition through business combinations	-	-	-	-	-	112,894
Disposals	-	-	-	-	-	
Additions	100,573	-	20,849	197	121,619	51,087
Impairments	-	(2,356)	-	-	(2,356)	
Depreciation	-	-	(7,008)	(169)	(7,177)	(853)
Closing balance	**131,492**	**110,645**	**36,466**	**455**	**279,058**	**166,792**

The impairment of assets are disclosed in note 21.

Company	2007 Cost R'000	2007 Accumulated amortization R'000	2007 Net R'000	2006 Cost R'000	2006 Accumulated amortization R'000	2006 Net R'000
Mine development costs and mine plant facilities	7,195	-	7,195	2,610	-	2,610
Undeveloped properties	2,110	-	2,110	2,110	-	2,110
Motor vehicles and equipment	122	(11)	112	-	-	-
Computer and office equipment	482	(224)	257	482	(88)	394
	9,909	(235)	9,674	5,202	(88)	5,114

Undeveloped properties comprise:	Undeveloped Properties 2007 R'000	Undeveloped Properties 2006 R'000
Spaarwater	2110	2110
	2110	**2110**

3. Property, plant and equipment (continued)

Reconciliation of net asset value at the beginning and end of the year

	Mine development costs and mine plant facilities R'000	Undeveloped properties R'000	Motor vehicles and equipment R'000	Computer & Office equipment R'000	2007 R'000	2006 R'000
Opening balance	2,610	2,110	-	394	5,113	7,074
Additions	4,586	-	122	-	4,708	617
Disposals	-	-	-	-	-	-
Impairments	-	-	-	-	-	(2,506)
Depreciation	-	-	(11)	(137)	(148)	(71)
Movement for the year	**7,195**	**2,110**	**112**	**257**	**9,674**	**5,114**

4. Asset retirement fund

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Investments in Rehabilitation Funds	6,682	-	705	-
- Opening balance	705	-	656	-
- Investment income net of Transaction cost	(23)	-	49	-
- Premium	6,000	-	-	-
	6,682	-	**705**	-

Reconciliation of Rehabilitation fund:

	Environmental Trust Fund R'000	Insurance policy R'000	2007 R'000	2006 R'000
Opening balance	705	-	705	656
Investment income net of Transaction cost	61	(84)	(23)	49
Premium	-	6,000	6,000	-
Closing balance at year end	**766**	**5,916**	**6,682**	**705**

The Environmental Trust Fund is a trust under the Group's control and is to be used to fund the rehabilitation liabilities. Funds in the trust consist of primarily cash held in interest bearing accounts. The Rehabilitation Cash Management account is a money market fund investment. Interest is capitalised on a monthly basis. These investments are restricted in use and may only be used to fund the Group's approved rehabilitation costs.

The Group invested in an insurance policy to enable it to furnish a guarantee to the DME as a financial provision for future rehabilitation expenditure on the Modder East Gold Mine. Premiums are paid in accordance with the policy to Guardrisk, an initial premium of R 6 million followed by two annual premiums of R 1 million each. Guardrisk will invest the funds in money market investments and has furnished a Guarantee of R 20 million to the DME. The Group earns investment income on a credit balance and the policy will mature after 3 years after which the balance on the account will be refunded to the Group. Any claim for rehabilitation will be paid by Guardrisk. Claims in excess of the fund balance is owed to Guardrisk at a prime rate.

5. Restricted cash

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Investments in Restricted cash accounts for Rehabilitation purposes	1,596	1,004	-	-
- Opening balance	-	-	-	-
- Investment income net of Transaction cost	55	4	-	-
- Costs	1,541	1,000	-	-
	1,596	**1,004**	-	-

As part of new order right applications to the DME, the applicant must deliver a guarantee that covers the expected rehabilitation as per the approved Environmental Management Program for the specific mining or prospecting right. A bank guarantee is delivered and financial provision in the form of a deposit into a restricted cash account at the relevant bank is required.

6. Investment in subsidiary

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Unlisted subsidiary companies				
Shares at book value	-	318,683	-	318,683

Directors valuation

The investment represents the investment in New Kleinfontein Mining Company Limited and its subsidiaries and Etendeka Prospecting and Mining Company (Pty) Ltd. The Modder East project is the most significant asset in the Group. The last independent valuation of Modder East returned a value of R922 million (June 2006:R785 million). The valuation was performed by SRK Consulting in November 2007.

7. Inter-group loans

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Amounts due from related parties				
Rietkuil Mining (Pty) Ltd	-	-	65	-
Uranium One	266	-	7	-
Etendeka Prospecting & Mining (Pty) Ltd (Namibia)	-	2,980	-	739
Sub Nigel Share Trust	1	1	-	1
New Kleinfontein Mining Co (Pty) Ltd	-	491	-	491
New Kleinfontein Gold Mine (Pty) Ltd	-	168,014	-	50,639
New Kleinfontein Gold Claims (Pty) Ltd	-	-	-	141
Mali Holdings	-	-	-	1
New Kleinfontein Rehab Trust	-	72	-	72
Micawber 400 (Pty) Ltd	-	-	-	1
Total inter-group loans	**268**	**171,559**	**72**	**52,086**
Amounts owing to related parties				
Rietkuil Mining (Pty) Ltd	-	-	330	330
Uranium One	249	229	935	934
Morris Mining	-	-	-	11
Total inter-group loans	**249**	**229**	**1,265**	**1,275**

Inter-company loans are interest free with no fixed repayment terms.

8. Inventories

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Spares and consumables	289	-	289	-

9. Accounts receivables and prepayments

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Trade receivables	512	-	591	-
Value Added Tax and General Sales Tax	14,275	1168	5,346	1231
Deposits and guarantees	35	30	35	-
Other receivables	1,126	1118	-	-
	15,948	**2,316**	**5,973**	**1,231**

The carrying amounts of accounts receivable approximate its fair value due to the short maturities of these instruments.

10. Cash and cash equivalents

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Cash at bank and on hand	2,554	2,046	4,732	1,265
Call and notice deposits	631,761	631,761	60,747	60,747
	634,315	**633,807**	**65,479**	**62,012**

The carrying amounts approximate fair value due to the short maturities of these instruments.

11. Share capital and share premium

Group

On January 12, 2006, Aflease Gold Limited was created by the reverse acquisition of the Sub Nigel Gold Mining Company Limited by New Kleinfontein Mining Company Limited.

	Number of shares		Value of shares	
Ordinary shares	**2007**	**2006**	**2007 R'000**	**2006 R'000**
Authorised share capital				
1,775,000,000 shares of 57 cents per share	1,775,000,000	1,775,000,000	1,011,750	1,011,750
Issued share capital				
Opening balance of common shares in issue	473,889,600	85,152,920	220,046	16,270
Common shares issued in public or private offering	49,117,406	46,700,00	139,711	109,306
Reverse acquisition settlement	-	339,011,680	-	96,418
Exercise of stock options	1,125,000	3,025,000	731	1,966
Share issue costs	-	-	(165)	(3,914)
Closing balance of issued and outstanding shares	**524,132,006**	**473,889,600**	**360,323**	**220,046**

All issued shares are fully paid up.

11. Share capital and share premium (continued)

Company

Ordinary shares	Number of shares 2007	Number of shares 2006	Value of shares 2007 R'000	Value of shares 2006 R'000
Authorised share capital				
1,775,000,000 shares of 57 cents per share	1,775,000,000	1,775,000,000	1,011,750	1,011,750
Issued share capital				
Opening balance of common shares in issue	473,889,600	73,752,920	482,195	35,977
Common shares issued in public or private offering	49,117,406	57,700,00	139,711	122,454
Reverse acquisition settlement	-	339,011,680	-	325,451
Exercise of stock options	1,125,000	3,425,000	731	2,266
Share issue costs	-	-	(165)	(3,914)
Closing balance of issued and outstanding shares	**524,132,006**	**473,889,600**	**622,473**	**482,195**

Unissued shares

The unissued shares are under the control of the Directors until the forthcoming annual general meeting.

12. Contributed surplus

The following table details the movements of contributed surplus during the year:	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
At the beginning of the year	1,762	16,086	-	187
Share options expensed	4,812	4,812	1,762	15,899
At the end of the year	**6,574**	**20,897**	**1,762**	**16,086**

Critical judgement applied by management

The fair value of stock options and restricted shares used to calculate compensation expense has been estimated using the binomial option pricing model with the following assumptions:

	2007	2006
Risk free interest rate: Zero coupon swap curves	9%-10%	7%-9%
Expected dividend yield	0%	0%
Expected volatility of the Company's share price	42.3%-49.8%	47.8%

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of daily share prices over the last 90 trading days. The sensitivity of share option valuation to different volatilities are set out in the table below:

	60 days	90 days	180 days
Weighted average volatility used in valuations at different dates	47.9%	48%	48.6%
	R'000	R'000	R'000
Sensitivity of the fair value of Share option expensed of R4.81 million - Higher / (Lower)	(32)	-	35

12. Contributed surplus (continued)

Options

The Share Incentive Scheme is administered by the Board of Directors, which determines individual eligibility under the plan, and the number of shares reserved for optioning to each individual. Each allotment vests in three equal tranches over a period of two years. The maximum number of shares of the Company that are issuable pursuant to the plan is limited to 20% of issued shares, and the maximum number of options or shares to be allotted to an individual is in the aggregate limited to 7% of the issued ordinary share capital. Below is disclosure of the movement of Allease Gold's share options as well as a reconciliation to the Company's share options outstanding on 31 December 2007.

The following is a summary of the Company's options granted under its Share Incentive Scheme:	Number of options		Weighted Average Exercise Price	
	2007	2006	2007 R'000	2006 R'000
At the beginning of the year	7,809,906	8,000,000	-	-
Granted during the year	4,854,971	3,234,906	2.79	2.80
Exercised during the year	(1,125,000)	(3,425,000)	0.65	0.65
Forfeiture of share options	(521,915)	-	2.80	-
At the end of the year	**11,017,962**	**7,809,906**	**2.12**	**1.54**

The share option compensation expense for 2007 was R4.8 million (2006: R15.9 million). As at 31 December 2007 the aggregate unexpensed fair value of unvested stock options granted amounted to R5.1 million (2006: R4.9 million).

The following table summarises certain information about the Company's share options outstanding at 31 December 2007:

	Options outstanding			Options exercisable	
Range of Exercise Prices ZAR	Number outstanding as at 31 Dec 07	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable as at 31 Dec 07	Weighted average exercise price
0.65	3,450,000	2.3	0.65	3,450,000	0.65
2.80	2,712,991	3.9	2.80	1,634,689	2.80
2.84	642,248	4.7	2.84	214,083	2.84
2.72	635,829	4.8	2.72	211,943	2.72
3.10	163,500	4.8	3.10	54,500	3.10
3.13	1,067,000	4.9	3.13	355,667	3.13
2.79	1,512,284	4.9	2.79	504,095	2.79
2.62	834,110	5.0	2.62	278,037	2.62
	11,017,962	**3.8**	**2.15**	**6,703,013**	**1.70**

The vesting of 6,750,000 options were accelerated so as to make them available for exercise at 10 April 2006. The expiry date of these options remains 15 March 2010.

13. Financial liabilities designated at fair value

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
The convertible bond is presented in the balance sheet as designated at Fair value through profit and loss as follows:				
At the beginning of the year	-	-	-	-
Initial recognition:				
– Fair value of convertible bond issued	622,204	622,204	-	-
– Day one loss deferred (Refer note 14)	(22,204)	(22,204)	-	-
Face value of convertible bond issued	600,000	600,000	-	-
Fair value adjustment through profit & loss	22,040	22,040	-	-
At the end of the year	622,040	622,040	-	-

On 13 December 2007, the Group issued 600 (Six hundred) 8.5% convertible bonds at a nominal value of R 1 million per bond. The bonds mature 5 years from the issue date at the redemption value of 109.6% of the nominal value unless converted into the Group's ordinary shares at the holder's option, at any time during the conversion period. All or some of the bonds can be converted at a fixed rate of 266,058 shares per bond. However in the circumstance that continuous production has not commenced by 31 March 2010 on the Modder East Mine, the conversion rate will be recalculated on the reset date using a formula based on the Group's share price at that date. The effective yield to maturity of the instrument is 10%.

At any time on or after 12 December 2009 the Group may redeem all, but not some only, of the Bonds for the time being outstanding at their accreted principal amount, which represents on the relevant date a gross yield to maturity identical to that applicable in the case of redemption on the Maturity date, together with interest accrued to the date fixed for redemption. This option is exercisable only if the market value of the ordinary shares has accreted by more than 150% of the conversion price (ie R4.1194 x 150% = R6.1791) and ignoring the possible reset.

In addition, the Company has the option to redeem all the bonds, and not some only, at any time, at their accreted principal amount together with interest accrued to the date fixed for redemption, if 85% or more of the originally issued bonds have been exercised and/or purchased and cancelled.

The holder has the option to put the bond to the Company at the accreted principal amount plus accrued interest on the third anniversary of the closing date.

Certain debt convenants exist over the convertible bond. So long as any of the Bonds remain outstanding, the Group will not create or permit to subsist any additional indebtedness whatsoever in relation to the Modder East Project. The Group is only permitted to create or permit to subsist any indebtedness in relation to any other Project in specific circumstances.

So long as any of the Bonds remain outstanding, the Group will not create or permit to subsist any mortgage, charge, lien, pledge or other form of encumbrance or security interest upon the whole or any part of its/their present or future property or assets, revenues present or future to secure any Indebtedness or any guarantee or indemnity in respect of any indebtedness unless they comply with specific rules set out in the convertible bond agreement.

13. Financial liabilities designated at fair value (continued)

The transaction costs of R 20.6 million which are directly attributable to the raising of the convertible bonds are expensed through profit and loss.

Financial risk factors and critical judgement applied by management

The Convertible bonds are designated at fair value and therefore the carrying amount will approximate the fair value of the financial liability.

The fair value of the Convertible bond has been estimated using the following assumptions:

	Inception date	Year end 2007
Methodology used	Binomial pricing tree algorithm	Binomial pricing tree algorithm
Maturity date: matures over a period of 5 years	13 Dec 2012	13 Dec 2012
Risk free interest rate: Zero coupon bond curves	9.86%	9.86%
Expected dividend yield	0.00%	0.00%
Expected volatility of the Company's share price: exponentially weighted moving average methodology (= 99%) (1)	48.80%	49.30%
Credit spread: JIBAR plus (1)	5.00%	5.00%
The Company's spot share price	R2.5800	R2.9500
Conversion price (2)	R4.1194	R4.1194

(1) The Group used its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at inception date of the Convertible bond. The following sensitivity of the fair value, expressed in Rand thousands, to assumptions were analysed and gave rise to the day one loss, using the valuation model:

	Credit spread: JIBAR plus		
Expected Volatility	**5.00%**	**7.50%**	**8.89%**
68.8%	34,488	19,936	12,073
58.8%	17,164	4,589	(3,484)
53.8%	8,582	(4,724)	(12,508)
48.8%	-	(14,036)	(22,204)
43.8%	(10,534)	(24,255)	(30,832)
38.8%	(22,204)	(34,474)	(40,134)
28.8%	(40,656)	(52,098)	(55,515)

A credit spread of 8.89% will approximately result in the fair value of the bond on the issue date being equal to the par value at a historical volatility of 48.8%. The day one loss can be derived from the above sensitivity analysis at these parameters.

(2) Management is confident that continuous production will be highly probable at 31 March 2010 and therefore the conversion price constant and the price reset were not considered to have an effect on the current valuation.

13. Financial liabilities designated at fair value (continued)

The carrying value of the Convertible Bond at the balance sheet date is set out as follows:	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Fair value of convertible bond issued	644,025	644,025	-	-
Carrying value of Deferred Day one loss (Refer note 14)	(21,985)	(21,985)	-	-
At the end of the year	622,040	622,040	-	-

- The fair value of the Convertible bond at the balance sheet date, will be an estimated R 11.9 million lower or R 14.8 million higher if the observable risk free interest rate, JIBAR, used in the model differs by 1% from management's estimates ruling at the time of the valuation.

- The fair value of the Convertible bond at the balance sheet date will be an estimated R 26.8 million lower or R 10.4 million higher if the observable market price of the Group's ordinary shares used in the model differs by 20% from management's estimates that ruled at the time of the valuation.

The exposure of the Group to the Convertible Bond interest rates and the contractual cashflows, in the circumstances that rule at the balance sheet dates, are set out in the table below. The table below analyses the Group's financial liability into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

The carrying value of the Convertible Bond at the balance sheet date is set out as follows:	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Payable in	912,600	912,600	-	-
-2007	-	-	-	-
-2008	51,000	51,000	-	-
-2009	51,000	51,000	-	-
-2010	51,000	51,000	-	-
-2011	51,000	51,000	-	-
-2012	708,600	708,600	-	-
-Thereafter	-	-	-	-

The Group's Convertible bonds are denominated in South African Rand. No foreign currency exposure exists.

14. Deferred day one profit and loss

Movement of deferred day one profit and loss arising from the issue of the Convertible Bond is as follows:	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
At the beginning of the year	-	-	-	-
Addition arising from new transactions - Loss / (Profit)	22,204	22,204	-	-
Released to profit and loss during the year	(219)	(219)	-	-
At the end of the year	**21,985**	**21,985**	**-**	**-**

The day one loss is carried as part of the Fair value of the Convertible Bond and the amount released to profit and loss is included in the fair value adjustment on the Convertible bond (Refer Note 13)

15. Asset retirement obligation

Group	Sub-Nigel/ Spaarwater R'000	New Kleinfontein R'000	Total 2007 R'000	Total 2006 R'000
Opening balance	223	2,349	2,572	1,086
- Disturbance incurred	715	3,971	4,686	-
- Incurred during the year	-	-	-	1,264
- Accretion expense	8	178	186	222
At the end of the year	**947**	**6,498**	**7,445**	**2,572**

Company	Sub-Nigel/ Spaarwater R'000	New Kleinfontein R'000	Total 2007 R'000	Total 2006 R'000
Opening balance	223	-	223	150
- Disturbance incurred	715	-	715	-
- Accretion expense	8	-	8	73
Closing balance	**947**	**-**	**947**	**223**

The rehabilitation trusts have been set up as sinking funds for the purposes of the environmental rehabilitation and closure costs. The trust deed prohibits use of the funds for any other purpose.

Other forms of funding the future rehabilitation cost has been considered by management. These include restricted cash accounts and an Insurance policy. Refer to note 4 for more details.

The fair value of the restricted assets at year end is R 8.3 million (2006: R705,000). Refer note 4.

The associated long lived assets are in the East Rand region. The liability for the entire East Rand excluding the old plant and slimes dam entails the plugging of the shafts and covering with topsoil. The old plant will be demolished and the small slimes dam will be cleaned, and vegetated.

15. Asset retirement obligation (continued)

The above table provides a reconciliation of the present value of the liability at year end:

The following are the key assumptions used in the model:

(i) The total undiscounted and uninflated amount of the estimated cash flows is R8.9 million (2006: R3.5 million).

(ii) It is estimated that the liability in respect of the New Kleinfontein Group will realise after 8.75 years (2006: 10.5 years).

(iii) Inflation of 7% (2006: 5.5%) and a discount rate of 9.5% (2006: 14.5%) were used to discount nominal future liabilities.

16. Trade and other payables

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Trade payables	30,124	2 384	21,454	709
Accruals	235	-	652	361
Other payables	-	-	3,129	3 123
At the end of the year	**30,358**	**2,384**	**25,235**	**4,193**

The carrying amount of trade and other payables approximate its fair value due to its short maturities.

17. Provisions

	Group 31 December 2007 R'000	Company 2007 R'000	Group 31 December 2006 R'000	Company 2006 R'000
Opening balance	1,885	1,885	-	-
Provision for leave pay	231	231	232	232
Provision for bonuses	500	500	1,500	1,500
Provision for settlement of employee taxes	1,681	1,681	56	56
Operating lease liability	129	129	97	97
Closing balance	**4,426**	**4,426**	**1,885**	**1,885**

18. Revenue

	Group 31 December 12 months R'000	Company 12 months R'000	Group 31 December 12 months R'000	Company 18 months R'000
Gold sales	-	-	-	701
Sundry income				
- Sale of scrap metal	853	-	301	16
- Other Sundry income	3	-	-	-
- Incidental income capitalised to Development cost	(853)	-	-	-
	3	**-**	**301**	**717**

19. General and administrative expenditure

	Group 31 December 2007 12 months R'000	Company 12 months R'000	Group 31 December 2006 12 months R'000	Company 18 months R'000
Accounting Fees	214	214	-	-
Audit Fees	554	376	345	394
Depreciation	148	148	853	70
Directors remuneration	1,373	1,373	404	3,300
Legal fees	72	55	-	-
Management Fees	1,746	1,746	3,005	3,005
Staff cost	8,163	8,163	4,958	5,313
Transaction costs	20,868	20,676	1,960	2,036
Other	2,252	2,120	1,639	603
	35,390	**34,872**	**13,165**	**14,722**

20. Exploration and pre-feasibility expenditure

	Group 31 December 2007 12 months R'000	Company 12 months R'000	Group 31 December 2006 12 months R'000	Company 18 months R'000
Cash-settled exploration and project development expenditure				
- Modder East	1,991	-	5,720	-
- Sub-Nigel	4,874	4,874	3,791	7,942
- Turnbridge	315	-	5	-
- Holfontein	2,418	-	59	-
- Spaarwater	-	-	5	108
- Ventersburg	7,412	7,412	43	55
- Etendeka	2,168	5	356	-
- Mineral Rights	131	131	-	-
- Other projects in South Africa	45	45	-	-
- Other projects in Africa	124	124	-	-
- General cost not attributable to a specific project	2,915	2,915	-	-
	22,391	**15,505**	**9,979**	**8,105**

21. Impairment of assets

Management has re-evaluated the value of the gold claims carried on the balance sheet of New Kleinfontein gold claims (Pty) Ltd. The gold claims represent the old order mining rights that formed the basis of the application for the new order rights at Modder East and Turnbridge. Based on this valuation management concluded that no value should currently be attributed to the gold claims. In accordance with the provisions of IAS 36, the value of the old order right has been written down to zero, along with the Undeveloped property balance that arise on consolidation and the Loan accounts from related parties in their separate financial statements.

Management re-evaluated the value of the Ventersburg project during the prior period. Based on this valuation management concluded that no value should currently be attributed to the project. In accordance with the provisions of IAS 36, the value of these investments have been written down to zero.

Details of net assets impaired are as follows:	Group	Company	Group	Company
	31 December 2007		31 December 2006	
	12 months	12 months	12 months	18 months
	R'000	R'000	R'000	R'000
Old order rights - New Kleinfontein Gold Claims	3,055	283	-	-
Mining rights - Ventersburg	-	-	-	2,506
Net assets impaired	**3,055**	**283**	**-**	**2,506**

22. Finance Income

	Group	Company	Group	Company
	31 December 2007		31 December 2006	
	12 months	12 months	12 months	18 months
	R'000	R'000	R'000	R'000
Interest received on cash and cash equivalents	8,470	8,285	1,804	1,858

23. Finance Cost

	Group	Company	Group	Company
	31 December 2007		31 December 2006	
	12 months	12 months	12 months	18 months
	R'000	R'000	R'000	R'000
Interest paid	226	-	88	137

24. Loss before income tax

	Group	Company	Group	Company
	31 December 2007		31 December 2006	
	12 months	12 months	12 months	18 months
	R'000	R'000	R'000	R'000
The following items have been charged in arriving at the loss before tax:				
Accounting fees	214	214	-	-
Audit remuneration for audit services	554	376	345	394
Legal fees	72	55	-	-
Management fees	1,746	1,746	3,005	3,005
Operating lease payments	204	204	136	136
Depreciation	148	148	853	70
- Depreciation	7,177	148	853	70
- Capitalised to Development cost	(7,029)	-		
Impairment of assets	3,055	283	-	2,506
Transaction cost on raising of Convertible bond	20,633	20,633	-	-
Share options expensed	4,812	4,812	1,762	15,899
- Staff	1,078	1,078	1,762	1,762
- Directors	3,734	3,734	-	14,137
Staff cost	8,163	8,163	4,958	5,313
- Salaries	10,585	7,687	4,415	4,275
- UIF	29	20	375	449
- Other	685	456	168	589
- Capitalised to Development cost	(3,136)	-	-	-
Directors remuneration	1,373	1,373	404	3,300
- Executive Directors	924	924	-	2,896
- Non-executive Directors	449	449	404	404

25. Income tax expense

	Group	Company	Group	Company
	31 December 2007		31 December 2006	
	12 months	12 months	12 months	18 months
	R'000	R'000	R'000	R'000
South African taxation - current	(2,403)	(2,403)	(333)	(220)
- previous year adjustment	(144)	-	-	-
	(2,547)	**(2,403)**	**(333)**	**(220)**

25. Income tax expense (continued)

A reconciliation between the average effective tax rate and the applicable tax rate is presented below:

	Group	Company	Group	Company
	31 December 2007		31 December 2006	
	12 months	12 months	12 months	18 months
	R'000	R'000	R'000	R'000
Statutory rate of taxation	35%	35%	45%	35%
Income not subject to tax	0.0%	0.0%	0.1%	0.0%
Tax rate adjustment from 45% to 35% on New Kleinfontein	-1,9%	0.0%	0.0%	0.0%
Assessed loss utilised	0.0%	0.0%	1.2%	0.8%
Expenses not deductible for tax purposes	-14.8%	-14.4%	-6.3%	-16.7%
Deferred tax asset not recognised	-21.9%	-24.8%	-32.0%	-20.1%
Tax rate differential - mining vs non-mining	0.6%	0.7%	-6.8%	0.3%
Prior year over adjustment	-0.2%	0.0%	-0.5%	0.0%
Other	0.0%	0.0%	-1.2%	0.0%
Effective tax rate	**-3.2%**	**-3.5%**	**-0.5%**	**-0.6%**

Gold mining tax on mining income is determined by taking into account the taxable income, total mining income and capital expenditure from mining operations during the year. No mining tax was payable in 2007 as the Group has an estimated unredeemed capital expenditure balance of R263.1 million (2006: R120.5 million) and calculated tax losses balance of R6.8 million (2006: R6.8 million). This is made up as follows:

	Unredeemed Capital expenditure		Unredeemed Tax losses	
	2007	2006	2007	2006
	R'000	R'000	R'000	R'000
Old order rights - New Kleinfontein Gold Claims	263,121	120,501	6,843	6,794

25. Income tax expense (continued)

The mining tax rates utilised as at 31 December 2007 is 35% in South Africa. (2006:35% for Aflease Gold and 45% for the New Kleinfontein companies). The Group will be taxed at the lower gold formula as they do not have the Secondary Tax on Companies exemption.

These future deductions are utilizable only against income generated from the Group's current mining operation and do not expire unless the mine ceases to trade.

Non-mining taxable income, which consists primarily of net interest received, was shielded against mining tax losses that were not ring-fenced for tax purposes.

Except to the extent disclosed below, a net future tax asset ar sing from tax losses and unredeemed capital expenditure, has not been recognised in the current period as its recoverability is not more likely than not.

The Group's future income tax assets and liabilities as at 31 December 2007 and 2006 are summarised below. These amounts incorporate the unredeemed capital expenditure as well as the tax loss balances referred to above multiplied by the applicable tax rates.

	Group 31 Dec 2007 R'000	Company R'000	Group 31 Dec 2007 R'000	Company R'000
Mining Assets	59,103	3,257	24,335	1,655
Non-mining assets	657	129	202	138
Revaluation of undeveloped property	31,411	-	31,411	-
Financial liability designated at fair value	(6,722)	(6,722)	-	-
Provisions	(3,297)	(1,022)	(719)	(720)
	81,153	(4,359)	55,229	1,073
Unredeemed capital expenditure	(92,092)	(30,924)	(48,810)	(19,246)
Taxation losses	(1 985)	-	(1,964)	-
Deferred tax asset not recognised	44,335	35,282	26,956	18,173
Net future income tax liability recognised	**31,411**	**-**	**31,411**	**-**

A fair value increment in mining assets of R108.3 million arose on the fair valuation of the assets of Sub Nigel that formed part of the reverse take over of Sub Nigel by New Kleinfontein. In compliance with accounting practice, a future tax liability of R31.4 million was recognised on this revaluation.

26. Basic loss per share, diluted loss per share and headline loss per share

	Group	Company	Group	Company
	31 December 2007		31 December 2006	
	12 months	12 months	12 months	18 months
Basic loss per share				
Basic loss per share (cents)	(16.31)	(14.25)	(5.16)	(8.75)
is calculated based on net (loss) / profit of the period of (R'000)	(81,989)	(71,629)	(22,889)	(38,794)
and a weighted average number of shares outstanding of issued	502,681,903	502,681,903	443,166,965	443,166,965

Diluted basic loss per share

The potential ordinary shares of the Group, that consists of the convertible bonds and the employee share option scheme, have an antidilutive effect on the Basic loss per share as the instruments decrease the basic loss per share rather than increasing it, as required to qualify as dilutive. The instruments could potentially dilute basic earnings per share in the future. The effect on the current basic loss per share is illustrated below:

	Group 2007	Company 2007	Group 2006	Company 2006
Potentially Diluted basic loss per share of (cents)	(11.68)	(9.66)	(5.14)	(8.72)
is calculated based on net (loss) / profit of the period of (R'000)	(59,949)	(49,589)	(22,889)	(38,794)
and a weighted average number of shares outstanding of issued	513,215,920	513,215,920	444,939,171	444,939,171

Reconciliation of weighted average number of shares and diluted average number of shares:

	Group 2007	Company 2007	Group 2006	Company 2006
Weighted average number of ordinary shares	502,681,903	502,681,903	443,166,965	443,166,965
Adjusted for:				
Weighted average options granted potentially issued for no consideration	2,661,616	2,661,616	1,772,206	1,772,206
Weighted average convertible bonds potentially convertible	7,872,401	7,872,401	-	-
Potentially diluted average number of shares	513,215,920	513,215,920	444,939,171	444,939,171

Reconciliation of basic loss and potentially diluted loss for the period:

	Group 2007	Company 2007	Group 2006	Company 2006
Loss before tax	(81,989)	(71,629)	(22,889)	(38,794)
Fair value adjustment on Convertible bonds	22,040	22,040	-	-
Potentially diluted Loss for the period	(59,949)	(49,589)	(22,889)	(38,794)

Headline loss per share

	Group 2007	Company 2007	Group 2006	Company 2006
Headline loss per share (cents)	(15.70)	(14.19)	(5.16)	(8.19)
is calculated based on net (loss) / profit of the period (R'000)	(78,934)	(71,347)	(22,889)	(36,288)
and a weighted average number of shares outstanding of issued	502,681,903	502,681,903	443,166,965	443,166,965

Reconciliation of basic loss and headline loss for the period:

	Group 2007	Company 2007	Group 2006	Company 2006
Loss before tax	(81,989)	(71,629)	(22,889)	(38,794)
Impairment write-downs	3,055	283	-	2,506
Headline earnings	(78,934)	(71,347)	(22,889)	(36,288)

27. Contingent Liabilities and Commitments

	Group 31 Dec 2007 12 months R'000	Company 12 months R'000	Group 31 Dec 2006 12 months R'000	Company 18 months R'000
Guarantees	21,790	1,000	1,325	855
Capital commitments	897,999	127,991	144,487	223
Operating lease commitments	3,926	3,926	4,025	4,025

Guarantees:				
Environmental rehabilitation of land				
- Performance bank guarantees with the DME	1,296	755	1,080	610
- Performance insurance policy guarantee with the DME	20,249	-	-	-
Performance guarantee - Eskom	245	245	245	245

Capital commitments	Group 31 Dec 2007 12 months R'000	Company 12 months R'000	Group 31 Dec 2006 12 months R'000	Company 18 months R'000
Capital expenditure commitments contracted for	175,953	-	2,553	-
Capital expenditure commitment authorised by the Directors but not yet contracted for	722,046	127,991	141,934	223
	897,999	127,991	144,487	223
Payable in	897,999	127,991	144,487	223
-2007	-	-	141,914	-
-2008	557,290	86,071	-	-
-2009	204,495	38,986	-	-
-2010	127,314	1,987	-	-
-2011	-	-	-	-
-2012	-	-	-	-
Thereafter	8901	947	2,573	223

The Group capital commitment relates to capital expenditure on the Modder East projects as well as the asset rehabilitation liability, it includes the Board approved capital expenditure on the development of the Sub Nigel Gold Mine as included under the Company commitments.

Operating Leases	Group 31 Dec 2007 12 months R'000	Company 12 months R'000	Group 31 Dec 2006 12 months R'000	Company 18 months R'000
The future aggregate minimum lease payment under non-cancelable operating leases are:				
No later than 1 year	84	84	77	77
Later than one year but no later than 5 years	431	431	516	516
Later than 5 years	3410	3,410	3,432	3,432
	3926	3,926	4,025	4,025

27. Contingent Liabilities and Commitments (continued)

The operating lease relates to the lease of the farm Cloverfield. The lease agreement commenced in April 2006 and expires in March 2016, an option to renew exists for a further period of 9 years and 11 months. The initial lease payment amounted to R6,000 per month and will escalates by 10% per annum.

28. Financial instruments

Financial risk factors

The Group's activities expose it to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group does not hedge its exposure to foreign currency exchange risk.

Risk management carried out by the Group is approved by the Board of Directors.

(i) Foreign exchange risk

The Group is exposed to foreign exchange risk arising predominantly from foreign currency denominated sales. The Group, however, does not hedge its exposure to foreign currency exchange risk.

(ii) Interest rate risk

The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group has no set policy on maintenance of a set proportion of borrowings in fixed rate instruments versus variable instruments. At the year end no debt was at fixed rates.

(iii) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. The Group has policies that limit the amount of credit exposure to any one financial institution.

(iv) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Fair value estimation

The fair value of publicly traded derivatives and trading securities is based on quoted market prices at the balance sheet date.

In assessing the fair value of other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments.

28. Financial instruments (continued)

The face values less any estimated credit adjustments for financial assets and liabilities with a maturity of less than one year are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate available to the Group for similar financial instruments.

The actual disclosed values of the financial instruments all approximate the fair values of these instruments.

29. Business combinations

In the prior financial year the merger between Sub Nigel Gold Mining Company Ltd and the NKMC Group was accomplished through the issue of shares to Aflease Gold and Uranium Ltd (now called Uranium One Africa Ltd) in payment for all the issued and outstanding ordinary shares of NKMC Group and all amounts due by NKMC Group to Aflease Gold and Uranium Ltd.

At a special meeting held on 10 January 2006 the shareholders voted in favour of the merger of the New Kleinfontein Mining Company Ltd Group (NKMC Group) of companies and Sub Nigel Gold Mining Company Ltd. The latter was renamed Aflease Gold Ltd. 339 011 680 Sub Nigel Gold Mining Company Ltd shares were issued as purchase consideration to Aflease Gold and Uranium Ltd. Following the issue of these shares Sub Nigel gold Mining Company Ltd became an 80% subsidiary of Aflease Gold and Uranium Ltd. In terms of IFRS 3, Business combinations, this merger is accounted for as a reverse acquisition.

In line with the guidance provided by IFRS 3 the financial results reported prior to the effective date of the transaction are those of the acquirer (NKMC Group) and those subsequent to the effective date of the transaction are those of the combined entity.

Due to the reasons listed above, the comparative information published in these financial statements differ from those previously published.

Except for the cash taken over, this transaction has been excluded from the cash flow statement, as it did not result in an exchange for cash.

The aggregate fair values of the assets acquired and liabilities assumed were as follows:

	2006 R'000
Property, plant and equipment	4,755
Undeveloped properties	108,313
Loan account	9,281
Receivables and payments	406
Cash and cash equivalents	11,820
Asset retirement obligation	(213)
Accounts payable and accrued liabilities	(6,533)
Future taxation liabilities	(31,411)
Value of business combination	96,418

30. Cash utilised by operations

	Group 31 December 2007 12 months R'000	Company 12 months R'000	Group 31 December 2006 12 months R'000	Company 18 months R'000
Loss before income tax	(79,442)	(69,226)	(22,8889)	(38,794)
Adjusted for:				
- Depreciation	7,177	148	853	70
- Depreciation capitalised to Development cost	(7,029)	-	-	-
- Increase in retirement obligation	4,873	724	1,445	73
- Increase in retirement obligation capitalised to Retirement asset	(3,971)	-	-	-
- Impairment of asset	3,055	283	-	2,506
- Share based payments	4,812	4,812	1,762	-
- Transaction cost directly attributable to bond raising	20,633	20,633	-	-
- Fair value adjustment of Financial liability designated at Fair value	22,040	22,040	-	-
- Finance costs - net	(8,244)	(8,285)	(1,716)	(1,722)
- Changes in working capital (excluding the effects of the acquisition)				
Inventories	-	-	(289)	53
Accounts receivable and prepayments	(9,975)	(1,085)	(5.303)	(646)
Trade and other payables	(1,795)	(1,809)	25,059	3,903
Increase in other provisions	2,541	2,541	1,885	-
	(45,325)	**(29,224)**	**807**	**(34.557)**

31. Reconciliation of income tax paid

	Group 31 December 2007 12 months R'000	Company 12 months R'000	Group 31 December 2006 12 months R'000	Company 18 months R'000
Amount unpaid at beginning of period	-	-	-	-
Amount per the income statement	(2,547)	(2,403)	333	220
Amount unpaid at end of period	2.005	2,005	-	-
	(542)	**(398)**	**333**	**220**

32. Additions to property, plant and equipment

	Group 31 Dec 2007 12 months R'000	Company 12 months R'000	Group 31 Dec 2006 12 months R'000	Company 18 months R'000
Mine development costs and mine plant facilities	83,353	4,586	26,164	-
Undeveloped properties	-	-	1,780	-
Motor vehicles	20,849	122	22,625	-
Office equipment	197	-	518	374
	104,399	**4,708**	**51,087**	**374**

33. Subsequent events

On 27 February 2008 the Minister of Minerals and Energy granted Aflease Gold a mining right for Sub Nigel 1, for gold ore and associated minerals.

Mali Holdings (Pty) Ltd and Morris Mining (Pty) Ltd were deregistered on 4 January 2008.

34. Related party transactions

The Company's major shareholder is Uranium One Africa Limited, which holds 64.7% (2006 - 71.3%) of the Company's shares.

	Group 31 Dec 2007 12 months R'000	Company 12 months R'000	Group 31 Dec 2006 12 months R'000	Company 18 months R'000
The following transactions were carried out with related parties:				
Management fee paid to Uranium One	1,746	1,746	3,005	3,005
Rent paid to Uranium One	39	39	57	57

34. Related party transactions (continued)

Details of share options outstanding and exercised by Directors are as follows:

Director	Balance at 1 Jan 07	Granted during year	Number of shares exercised/ lapsed during the year	Balance at 31 Dec 07	Lapsed number of shares	Exercised number of shares	Allocated price of options on hand 31 Dec 07	First exercise date
Executive								
AC Reynolds	3,326,233	295,500	-	3,621,733	-	-	1.14	-
HG Veldsman	1,000,000	-	1,000,000	-	-	1,000,000	0.65	Oct 2007
PB Kruger	287,671	157,829	-	445,500	-	-	2.77	-
IJ Marais	-	1,067,00	-	1,067,00	-	-	3.13	-
Non-Executive								
K Dicks	287,671	150,000	-	437,671	-	-	2.74	-
S Swana	287,671	150,000	-	437,671	-	-	2.74	-
S Maziya	287,671	150,000	-	437,671	-	-	2.74	-
S Zungu	383,562	200,000	-	583,562	-	-	2.74	-
W Lupien	-	184,110	-	-	-	-	2.62	-
	5,860,479	2,354,439	1,000,000	7,030,808	-	1,000,000	1.99	

Director	Balance at 1 Jul 05	Granted during year	Number of shares exercised/ lapsed during the year	Balance at 31 Dec 06	Lapsed number of shares	Exercised number of shares	Allocated price of options on hand 31 Dec 06	First exercise date
Executive								
ST Ward	4,400,000	-	4,400,000	-	3,150,000	1,250,000	-	Aug 2006
AC Reynolds	2,800,000	526,233	-	3,326,233	-	-	0.99	-
HG Veldsman	2,800,000	-	1,800,00	1,000,000	-	1,800,000	0.65	Sep 2006
PB Kruger	-	287,671	-	287,671	-	-	2.80	-
IJ Marais								
Non-Executive								
Ken Dicks	-	287,671	-	287,671	-	-	2.80	-
S Swana	-	287,671	-	287,671	-	-	2.80	-
S Mayiza	-	287,671	-	287,671	-	-	2.80	-
S Zungu	-	383,562	-	383,562	-	-	2.80	-
	10,000,000	2,060,479	6,200,000	5,860,479	3,150,000	3,050,000	1.41	

34. Related party transactions (continued)

	Group	Company	Group	Company
	31 December 2007		31 December 2006	
	12 months	12 months	12 months	18 months
	R'000	R'000	R'000	R'000
Directors remuneration	1,373	1,373	404	3,300
- Executive Directors				
ST Ward (Resigned) - Salary	-	-	-	566
AC Reynolds (Resigned) - Salary	-	-	-	298
HG Veldsman (Resigned) - Salary	-	-	-	140
P St G Glyn (Resigned) - Salary	-	-	-	1,800
IJ Marais - Salary	168	168	-	-
PB Kruger - Salary	756	756	-	93
- Non-executive Directors				
Ken Dicks - Services as director	102	102	103	103
S Swana - Services as director	112	112	95	95
S Maziya - Services as director	110	110	91	91
S Zungu - Services as director	125	125	115	115

35. Segmental reporting

The Group operates only in the gold mining and exploration sector of the economy and primarily in the East Rand and Free State geographical region of South Africa. There are no other business segments with significant differences in the risks and returns or economic environments in which the Group operates.

SHAREHOLDER INFORMATION

The shareholders' spread at 31 December 2007 was as follows:

Register Date: 28 December 2007

Issued Share Capital: 524,132,006 shares

Shareholder Spread	No. of Shareholders	%	No. of Shares	%
1 - 1,000 shares	1,135	33.98	507,399	0.10
1,001 - 10,000 shares	1,448	43.35	6,695,837	1.28
10,001 - 100,000 shares	648	19.40	19,608,255	3.74
100,001 - 1,000,000 shares	87	2.60	25,077,956	4.78
1,000,001 shares and over	22	0.66	472,242,559	90.10
	3 340	100.00	524,132,006	100.00

Distribution of Shareholders	No. of Shareholders	%	No. of Shares	%
Banks	33	0.99	64,549,239	12.32
Close Corporations	60	1.80	1,975,812	0.38
Endowment Funds	12	0.36	1,203,990	0.23
Individuals	2,959	88.59	30,456,422	5.81
Insurance Companies	2	0.06	34,321	0.01
Investment Companies	1	0.03	15,000	0.00
Mutual Funds	19	0.57	33,712,843	6.43
Nominees and Trusts	158	4.73	13,680,586	2.61
Other Corporations	26	0.78	1,490,452	0.28
Pension Funds	9	0.27	1,880,000	0.36
Private Companies	53	1.59	22,994,860	4.39
Public Companies	8	0.24	352,138,481	67.19
	3,340	100.00	524,132,006	100.00

Public / Non - Public Shareholders	No. of Shareholders	%	No. of Shares	%
Non - Public Shareholders	4	0.12	339,244,780	64.73
Directors and Associates of the Company	3	0.09	233,100	0.04
Strategic Holdings (more than 10%)	1	0.03	339,011,680	64.68
Public Shareholders	3,336	99.88	184,887,226	35.27
	3,340	100.00	524,132,006	100.00

Beneficial shareholders holding of 3% or more	No. of Shares	%
Uranium One Africa Limited	339,011,680	64.68
Investec	32,062,073	6.12
Bank of New York Unrestricted Depositary Receipts	22,337,000	4.26
Bear Sterns (Custodian)	19,100,938	3.64

SHAREHOLDER INFORMATION

The shareholders' spread at 31 December 2007 was as follows:

Breakdown of Non-Public Holdings

Directors	No. of Shares	%
Froneman, NJ	170,000	0.03
Swana, S	50,000	0.01
	220,000	0.04

Strategic Holdings (more than 10%)	No. of Shares	%
Uranium One Africa Limited	339,011,680	64.68

Beneficial Breakdowns	No. of Shares	%
Investec	**32,062,073**	**6.12**
Investec Value Fund	10,900,00	2.08
Investec Managed	8,915,146	1.70
Investec Equity Fund	6,261,380	1.19
Investec Commodities Fund	4,895,741	0.93
Investec Securities (Broker Proprietary)	1,089,806	0.21

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting ("the AGM") of shareholders of the Company will be held at Nedbank Head Office, Room 8, Ground Floor, Block D, 135 Rivonia Road, Sandton on 18 June 2008 at 10h00 for the purpose of considering the business set out in this notice and of passing, if deemed fit, with or without modification, the following resolutions:

1. To receive, consider and adopt the Annual Financial Statements of the Company and its subsidiaries ("the Group") for the year ended 31 December 2007, together with the Directors' and independent auditors' reports which collectively constitute the Annual Report of the Company for the financial period ending 31 December 2007 ("the Annual Report").

2. To re-elect individually the following as Directors of the Company, who retire by rotation in terms of the Company's Articles of Association ("the Articles") and who are eligible and offer themselves for re-election

   2.1 S Zungu
   2.2 S Maziya
   2.3 KV Dicks

   An abbreviated curriculum vitae in respect of each Director offering himself for re-election is contained in the Annual Report of which this notice forms part.

3. To re-appoint PricewaterhouseCoopers Inc. as independent auditors of the Company and to authorise the Directors to determine the auditors' remuneration for the period ending 31 December 2008.

4. To approve the remuneration of the Directors reflected on page 69 of the Annual Report of which this notice forms part.

   As special business, to consider and, if deemed fit, pass with or without modification the following resolutions:

Ordinary Resolution 1

"RESOLVED THAT, the entire authorised but unissued share capital of the Company from time to time be placed under the control of the Directors until the next Annual General Meeting with the authority to allot and issue all or part thereof in their discretion, subject to the provisions of Sections 221 and 222 of the Companies Act (61 of 1973), as amended ("the Companies Act"), the JSE Limited ("the JSE") Listings Requirements and those of any other stock exchange upon which the shares of the Company may be quoted or listed."

Ordinary Resolution 2

"RESOLVED THAT, in accordance with the Articles, the Directors be and they are hereby authorised, until the next Annual General Meeting of the Company (whereupon this authority shall lapse, unless it is renewed at the aforementioned Annual General Meeting, provided that it shall not extend beyond 15 months from the date of this Annual General Meeting) to allot and issue ordinary shares for cash subject to the provisions of the Companies Act, the JSE Listings Requirements and those of any other stock exchange upon which the shares of the Company may be quoted or listed, on the following bases:

- the allotment of and issue of ordinary shares for cash shall be made only to persons qualifying as public shareholders as defined in the JSE Listings Requirements, and not to related parties;

- the number of ordinary shares issued for cash shall not in the aggregate in any one financial year of the Company (commencing 1 January 2008) exceed 15% of the Company's issued ordinary shares. The number of ordinary shares which may be issued for cash shall be based on the number of ordinary shares in issue at the date of application, less any ordinary shares issued by the Company during the financial year referred to above, provided that any ordinary shares to be issued for cash pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded at the date of application) shall be included as though they were ordinary shares in issue at the date of application;
- the maximum discount at which ordinary shares may be issued for cash is 10% of the weighted average traded price on the JSE of those ordinary shares over 30 days prior to the date on which the price of the issue is determined by the Directors of the Company;
- after the Company has issued ordinary shares for cash which represent, on a cumulative basis within a financial year, 5% or more of the ordinary shares issued prior to that issue, the Company shall publish an announcement containing full details of the issue, including the effect of the issue on the net asset value and earnings per share of the Company; and
- the securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue."

Note: In terms of the JSE Listings Requirements, a 75% majority of the votes cast by shareholders present or represented by proxy at the AGM must be cast in favour of ordinary resolution 2 for it to be approved.

Ordinary Resolution 3

"RESOLVED THAT, any Director or the Company Secretary be and is hereby authorised to take all actions necessary and sign all required documents issued by the Company to give effect to ordinary resolutions numbers 1 and 2."

Special Resolution 1

"RESOLVED THAT, the Company and/or any subsidiary of the Company be and is hereby authorised by way of a general approval contemplated in sections 85(2) and 85(3) of the Companies Act, to acquire the issued ordinary shares of the Company, upon such terms and conditions and in such amounts as the Directors of the Company may from time to time determine, but subject to the Articles of Association of the Company, the provisions of the Companies Act and the JSE Listings Requirements, where applicable, and provided that –

- the repurchase of securities will be effected through the main order book operated by the JSE trading system and done without any prior understanding or arrangement between the Company and the counter party;
- this general authority shall only be valid until the Company's next annual general meeting, provided that it shall not extend beyond 15 (fifteen) months from the date of passing of this special resolution;
- in determining the price at which the Company's ordinary shares are acquired by the Company in terms of this general authority, the maximum premium at which such ordinary shares may be acquired will be 10% (ten per cent) of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the 5 (five) trading days immediately preceding the date of the repurchase of such ordinary shares by the Company;
- the acquisitions of ordinary shares in the aggregate in any one financial year do not exceed 20% (twenty per cent) of the Company's issued ordinary share capital from the date of the grant of this general authority;
- the Company and the Group are in a position to repay their debt in the ordinary course of business for a period of 12 months from the Company first acquiring securities under this general approval;
- the assets of the Company and the Group, being fairly valued in accordance with International Financial Reporting Standards, are in excess of the liabilities of the Company and the Group for the 12 months from the Company first acquiring securities under this general approval;

- the ordinary capital and reserves of the Company and the Group are adequate for a period of 12 months from the Company first acquiring securities under this general approval;
- the available working capital is adequate to continue the operations of the Company and the Group for a period of 12 months from the Company first acquiring securities under this general approval;
- upon entering the market to proceed with the repurchase, the Company's Sponsor has complied with its responsibilities contained in Schedule 25 of the JSE Listings Requirements;
- after such repurchase the Company will still comply with paragraphs 3.37 to 3.41 of the JSE Listings requirements concerning shareholder spread requirements;
- the Company or its subsidiaries will not repurchase securities during a prohibited period as defined in paragraph 3.67 of the JSE Listings Requirements; unless they have in place a repurchase programme where the dates and quantities of securities to be traded during the relevant period are fixed (not subject to any variation) and full details of the programme have been disclosed in an announcement over SENS prior to the commencement of the prohibited period;
- when the Company has cumulatively repurchased 3% of the initial number of the relevant class of securities, and for each 3% in aggregate of the initial number of that class acquired thereafter, an announcement will be made; and
- the Company only appoints one agent to effect any repurchase(s) on its behalf.

Reason for and effect of special resolution number 1

The reason and effect for Special Resolution Number 1 is to authorise the Company and/or its subsidiaries by way of a general authority to acquire its own issued shares on such terms, conditions and such amounts determined from time to time by the Directors of the Company, subject to the limitations set out above.

The Directors of the Company have no specific intention to effect the provisions of Special Resolution Number 1 but will, however, continually review the Company's position, having regard to prevailing circumstances and market conditions, in considering whether to effect the provisions of Special Resolution Number 1.

Material Change

There have been no material changes in the affairs or financial position of Aflease Gold and its subsidiaries since the date of signature of the audit report and the date of this notice.

Directors' Responsibility Statement

The Directors, whose names are given on pages12-13 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to Special Resolution Number 1 and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution contains all such information.

Litigation Statement [11.26 (B) (vii)]

In terms of section 11.26 of the Listings Requirements of the JSE, save for the legal proceedings disclosed hereunder, the Directors, whose names are given on pages 12-13 of the annual report of which this notice forms part, are not aware of any legal or arbitration proceedings, including proceedings that are pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on the Group's financial position.

Following the refusal of the Minister of Minerals and Energy to grant a mining right for Sub Nigel 1 (Areas 1,2 and 3), the Company instituted judicial review proceedings against the Minister in the High Court of South Africa (Transvaal Provincial Division), which proceedings have been enrolled for hearing on 28 March 2008.

Subsequent to the year end, the minister withdrew the previous refusal and has granted Aflease Gold a mining right for Sub Nigel 1 for gold ore and associated minerals

Voting and Proxies

A shareholder of the Company entitled to attend, speak and vote at the Annual General Meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. The proxy need not be a shareholder of the Company. A form of proxy is attached for the convenience of any certificated shareholder and an own name registered dematerialised shareholder who cannot attend the Annual General Meeting but who wishes to be represented at that meeting.

On a show of hands, every shareholder of the Company present in person or represented by proxy shall have one vote only. On a poll, every shareholder of the Company present in person or represented by proxy shall have one vote for every share held in the Company by such shareholder. Forms of proxy may also be obtained on request from the Company's registered office. The completed forms of proxy must be deposited at, posted or faxed to the transfer secretaries at the address below, to be received by no later than 10h00 on Tuesday, 17 June 2008. Any member who completed and lodged a form of proxy will nevertheless be entitled to attend and vote in person at the Annual General Meeting, should the member subsequently decide to do so.

Shareholders who have dematerialised their ordinary shares through a Central Securities Depository Participant ("CSDP") or broker, other than own name registered dematerialised shareholders, who wish to attend the Annual General Meeting, must request their CSDP or broker to issue them with a letter of representation.

Should shareholders who have dematerialised their ordinary shares, other than own name registered dematerialised shareholders, wish to vote by proxy, they must provide their CSDP or broker with their voting instructions in terms of the custody agreement entered into between the dematerialised shareholders and their CSDP or broker in the manner and by the cut-off time and date advised by the CSDP or broker for instructions of this nature.

By order of the Board

Pierre Kruger
Company Secretary
31 March 2008

Transfer secretaries
Computershare Investor Services (Pty) Ltd.
70 Marshall Street
Johannesburg, 2001
PO Box 61051
Marshalltown 2107
Fax number: +27 11 688 7721

NOTES:

1. A form of proxy is only to be completed by those shareholders who are:
   - holding shares in certified form; or
   - recorded on sub-register electronic form in own name.

   All other beneficial owners who have dematerialised their shares through a CSDP or broker and wish to attend the Annual General Meeting ("AGM"), must instruct their CSDP or broker to provide them with the required Letter of Representation.

   Beneficial owners who have dematerialised their shares through a CSDP or broker who do not wish to attend the AGM, must provide the CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

2. A shareholder entitled to attend and vote may insert the name of a proxy or the names of two alternative proxies of the shareholder's choice in the space provided, with or without deleting the Chairman of the AGM. A proxy need not be a shareholder of the Company. The person whose name stands first on the form of proxy and who is present at the meeting will be entitled to act as proxy to the exclusion of those whose names follow.

3. A shareholder is entitled to one vote on a show of hands and, on a poll, one vote in respect of each ordinary share held. A shareholder's instructions to the proxy must be indicated by inserting the relevant number of votes exercisable by that shareholder in the appropriate box(es). Failure to comply with this will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he deems fit in respect of all the shareholder's votes.

   A vote given in terms of an instrument of proxy shall be valid in relation to the AGM notwithstanding the death of the person granting it, or the revocation of the proxy, or the transfer of the ordinary shares in respect of which the vote is given, unless an intimation in writing of such death, revocation or transfer is received by the transfer secretaries not less than 48 hours before the commencement of the AGM.

4. If a shareholder does not indicate on this form that his proxy is to vote in favour of or against any resolution or to abstain from voting, or gives contradictory instructions, or should any further resolution(s) or any amendment(s) which may be properly put before the AGM be proposed, the proxy shall be entitled to vote as he thinks fit.

5. The Chairman of the AGM may reject or accept any form of proxy which is completed and/or received other than in compliance with these notes.

6. The completion and lodging of this form of proxy will not preclude the relevant shareholder from attending the meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such shareholder wish to do so.

7. Documentary evidence establishing the authority of a person signing the proxy form in a representative capacity must be attached to this form of proxy, unless previously recorded by the Company or unless this requirement is waived by the Chairman of the AGM.

8. A minor or any other person under legal incapacity must be assisted by his/her parent or guardian, as applicable, unless the relevant documents establishing his/her capacity are produced or have been registered by the Company.

9. Where there are joint holders of ordinary shares:
   - any one holder may sign the form of proxy;
   - the vote(s) of the most senior (for that purpose seniority will be determined by the order in which the names of shareholders appear in the Company's register of shareholders) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the other joint shareholder(s).

10. Forms of proxy should be lodged with or posted to the Company's transfer secretaries Computershare Investor Services 2004 (Pty) Ltd:

Hand deliveries:	**Postal deliveries:**
70 Marshall Street	PO Box 61051
Johannesburg	Marshalltown
2001	2107

So as to be received by not later than 10h00 on Tuesday 17 June 2008.

Any alteration or correction made to this form of proxy, other than the deletion of alternatives, must be initialled by the signatory/(ies).

ADDITIONAL FORMS OF PROXY ARE AVAILABLE FROM THE TRANSFER SECRETARIES ON REQUEST

Aflease Gold Limited
Registration number 1984/006179/06
(JSE) AFO (ADR) AFSGY
ISIN: ZAE 0000 75867 ("Aflease Gold" or "the Company")

PROXY FORM

Only for use by Registered Members

This proxy form is for use by the registered holders of Aflease Gold certificated shares and the holders of Aflease Gold dematerialised shares in their own name at the Annual General Meeting ("AGM") to be held at the Nedbank Head Office. Room 8, Block D, Ground Floor, 135 Rivonia Road, Sandton on Wednesday 18 June 2008 at 10:00.

A shareholder entitled to attend and vote at the AGM may appoint one or more proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the Company. This completed proxy form, to be effective needs to reach the share transfer secretaries by Tuesday 17 June 2008 at 10:00.

Dematerialised shareholders (other than their own name)

Holders of dematerialised ordinary shares must inform their Central Securities Depositary Participant ("CSDP") or broker of their intention to attend the AGM and request their CSDP to issue them with the necessary authorization to attend the AGM in person.

Should they wish to vote but do not wish to attend the AGM in person they should provide their CSDP or broker with their voting instructions in terms of the relevant custody agreement entered into between them and the CSDP or broker.

I, We ______________________ of ______________________ being holders of ______________________ ordinary shares in the capital of the Company do hereby appoint (see note):

1 ______________________ or failing him/her, ______________________

2 ______________________ or failing him/her, ______________________

3. the Chairperson of the AGM, as my / our proxy to attend, speak and vote on/our behalf at the AGM of members to be held on Wednesday, 18 June 2008 at 10:00 and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary resolutions to be proposed at such meeting:

	For	Against	Abstain
1. Adoption of the 2007 Audited Annual Financial Statements			
2. Re-election of Directors: 2.1 S Swana			
2.2 S Maziya			
2.3 KV Dicks			
3. Re-appointment of the auditors and authorization of Directors to determine the auditors' remuneration for the year to period ending 31 December 2007.			
4. Approval of Directors' remuneration			
Ordinary Resolution 1 Placing of authorised but unissued shares under the control of directors			
Ordinary Resolution 2 Directors' authorization to issue shares for cash			
Ordinary Resolution 3 Authorisation of the Directors or the Company Secretary to sign all required documents to give effect to Ordinary Resolutions 1 and 2			
Special Resolution 1 General approval to repurchase shares			

Signed at ______________________ this ______________ day of ____________ 2008.

Signature ____

Assisted by (where applicable) ____

CORPORATE INFORMATION

Aflease Gold Limited
(incorporated in the Republic of South Africa)
Share Code: AFO (JSE), AFSGY (OTCQX)
Registration Number 1984/006179/06

Company Secretary
PB Kruger
Tel +27 11 814 4290
pierre.kruger@afleasegold.com

Sponsor and Corporate Advisor
Nedbank Capital
Tel +27 11 295 8602

Attorneys
Deneys Reitz Attorneys
Tel +27 11 685 8500

Bankers
Nedbank
Tel +27 11 723 0600

Auditors
PricewaterhouseCoopers Inc.
Tel +27 11 797 4000

Transfer Secretary
Computershare Investor Services 2004
(Proprietary) Limited
Tel +27 11 370 5000

Postal Address
PO Box 262
Dunnottar
1590

Business Address
Sub Nigel Gold Mine
No. 1 Shaft
Nigel

Business Contact Numbers
Tel +27 11 814 4290
Fax +27 11 814 7975

END